SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No.  )

                      Hexcel Corporation
                       (Name of Issuer)

         New Common Stock, par value $0.01 per share
              (Title of Class of Securities)

                            none
                       (CUSIP Number)

                      MICHAEL F. PRICE
               HEINE SECURITIES CORPORATION
                51 JOHN F. KENNEDY PARKWAY
                  SHORT HILLS, NJ 07078
                      (201) 912-2152
      (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                       July 27, 1994
          (Date of Event which Requires Filing
                    of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on the following page(s))

                         Page 1 of  pages

CUSIP No.                      13D        Page 2 of    Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Heine Securities Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                             (a) [ ]
                                                     (b) [ ]

3  SEC USE ONLY


4  SOURCE OF FUNDS*

   AF, WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          Delaware

   NUMBER OF      7  SOLE VOTING POWER
   SHARES               (See Item 5)
   BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY             None
   EACH           9  SOLE DISPOSITIVE POWER
   REPORTING            (See Item 5)
   PERSON         10  SHARED DISPOSITIVE POWER
   WITH                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON (See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          32.775% (See Item 5)

14 TYPE OF REPORTING PERSON*

          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                 13D         Page 3 of    Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael F. Price

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                            (a) [  ]
                                                    (b) [  ]

3  SEC USE ONLY


4  SOURCE OF FUNDS

       OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS
   2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          United States

   NUMBER OF      7  SOLE VOTING POWER
   SHARES               None (See Items 2 and 5)
   BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY             None
   EACH           9  SOLE DISPOSITIVE POWER
   REPORTING            None (See Items 2 and 5)
   PERSON         10  SHARED DISPOSITIVE POWER
   WITH                 None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   None (See Items 2 and 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*  /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

14 TYPE OF REPORTING PERSON*

          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer

Hexcel Corporation, a Delaware corporation (the "Issuer"), is currently a debtor in possession under chapter 11 of title 11 of the United States Code, as amended (the
"Bankruptcy Code") (In re Hexcel Corporation, Case No.
93-48535-T, United States Bankruptcy Court, Northern
District of California). The Issuer filed a proposed Plan of Reorganization Under Chapter 11 of the Bankruptcy Code
("Plan of Reorganization") on July 27, 1994 pursuant to which, the Issuer would, among other things, issue New
Common Stock, par value $.01 per share (the "New Common") upon confirmation by the Bankruptcy Court of its Plan of Reorganization and the satisfaction of certain conditions as specified therein. The class of equity securities to which this Statement relates is the New Common. The
Issuer's principal executive offices are located at 5794
West Las Positas Boulevard, Pleasanton, California 94588-
8781.

Item 2.  Identity and Background

(a-c)  This Statement is being filed by Heine Securities
Corporation ("HSC"), a Delaware corporation, whose principal and executive offices are located at 51 John F.
Kennedy Parkway, Short Hills, New Jersey 07078. HSC is an investment adviser registered with the U.S. Securities and Exchange Commission ("SEC") under the Investment Advisers
Act of 1940, as amended. Mutual Series Fund Inc. ("Mutual
Series"), an investment company registered with the SEC under the Investment Company Act of 1940, as amended, is one of HSC's advisory clients. Three of the series comprising Mutual Series, Mutual Shares Fund, Mutual
Qualified Fund and Mutual Beacon Fund, will be the legal owner of the securities covered by this statement. Pursuant to investment advisory agreements with each of its advisory clients, including Mutual Series, HSC has sole investment discretion and voting authority with respect to such securities.

This Statement is also being filed by Michael F. Price.
Michael F. Price is President of HSC, in which capacity he exercises voting control and dispositive power over the securities reported herein by HSC. Mr. Price, therefore, may be deemed to have indirect beneficial ownership over such securities. Neither Mr. Price nor HSC has any interest in dividends or proceeds from the sale of such securities, owns no shares for their own account and disclaims beneficial ownership of all securities reported herein.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of HSC is set forth in Exhibit A hereto. Exhibit A also lists the names of each executive officer of Mutual Series.

(d-e) During the last five years, neither HSC nor, to the best of HSC's knowledge, any person listed in Exhibit A attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the best of HSC's knowledge, each of the individuals listed on Exhibit A attached hereto is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein are to be acquired with funds of approximately $23,000,000. Under certain circumstances, as described below, Mutual Series may be required to expend up to approximately $50,000,000 depending upon the number of shares Mutual Series is required to purchase pursuant to the Subscription Agreement referred to below. All such funds will be provided from working capital of Mutual Series.

Item 4.  Purpose of Transaction

Mutual Series and the Issuer have entered into a Stock Subscription and Standby Purchase Agreement dated as of July 27, 1994 (the "Subscription Agreement"). The Subscription Agreement is incorporated herein by reference to the copy attached as Exhibit B hereto. The following description of certain provisions of the Subscription Agreement is qualified in its entirety by reference to the full text of the Subscription Agreement.

As described more fully in the Subscription Agreement and in the Issuer's Plan of Reorganization, a copy of which was filed on July 27, 1994 with the Bankruptcy Court, Mutual Series has agreed to purchase, subject to the satisfaction of certain conditions, 32.775% of the fully diluted New Common (assuming the holders of the Issuer's 7% Convertible Subordinated Debentures (the "Debentures") accept the Plan of Reorganization and receive shares of New Common in exchange for the Debentures) proposed to be issued by the Issuer in connection with its Plan of Reorganization and the Subscription Agreement, for an aggregate purchase price of $23,000,000. The number of shares Mutual Series is required to purchase is subject to increase depending upon the number of shares of New Common acquired by holders of the Issuer's currently issued and outstanding shares of common stock ("Current Stockholders") in the rights offering ("Rights Offering") contemplated by the Plan of Reorganization, in respect of which Mutual Series has agreed to act as standby purchaser. In the event that no shares of New Common are acquired by Current Stockholders in the Rights Offering, Mutual Series would be required, pursuant to the Subscription Agreement, to acquire up to an additional approximately 24.225% of the fully diluted New Common, (assuming the holders of the Debentures accept the Plan of Reorganization and receive shares of New Common in exchange for the Debentures) for an additional aggregate price of up to $17,000,000. In addition, if the holders of the Debentures do not accept the Plan of Reorganization and do not receive shares of New Common in exchange for the Debentures, Mutual Series would acquire aproximately 41.13917% of the New Common for $25,000,0000 and would be obligated to purchase up to an additional 41.13917% as standby purchaser in the Rights Offering for up to an additional $25,000,000. The fully diluted New Common does not include management options and investments.

The securities covered by this Statement would be acquired by Mutual Series for the purpose of investment.

As stated, there are a number of conditions precedent to Mutual Series' obligation to purchase the New Common, each of which is set forth in the Subscription Agreement. Among these are conditions requiring confirmation of the Plan of Reorganization, the Issuer's receipt of working capital financing, the election of five directors designated by Mutual Series to the board of the reorganized Issuer (which will consist of nine directors, and which is subject to the requirement that one of the Mutual Series designees resign in the event that the aggregate purchase price of the New Common which Mutual Series is required to purchase pursuant to the Subscription Agreement is less than certain amounts specified in the Subscription Agreement), the entering into by the Issuer of an employment agreement with its chief executive officer, and the execution of an agreement (substantially in the form of the Registration Rights Agreement which comprises Exhibit V of the Subscription Agreement and which is attached hereto as Exhibit C), wherein the Issuer agrees to effect the registration of shares of New Common received by Mutual Series pursuant to the Subscription Agreement for public sale under the Securities Act of 1933, as amended, in the situations referred to therein. In addition, certain events described in the Subscription Agreement provide for the termination of Mutual Series' commitment and the payment by the Issuer of a break-up fee equal to $1,250,000 to Mutual Series.

In the future, HSC may decide to have Mutual Series or its other advisory clients purchase additional shares of New Common or other securities of the Issuer. In addition, HSC may cause Mutual Series or its other advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

Except as set forth above and in the Subscription Agreement, neither HSC nor, to the best of HSC's knowledge, any executive officer or director of HSC or Mutual Series, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a-b) As the holder of sole voting and investment power over the securities owned by its advisory clients, HSC
(and therefore Mr. Price) may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of all shares of New Common which Mutual Series may receive pursuant to the Subscription Agreement. As described in the Subscription Agreement, the exact number of shares which Mutual Series may purchase is not known at present, but such shares would represent between 32.775% and 82.27834% of the fully diluted number of New Common outstanding. HSC would have the sole power to vote or direct to vote, and the sole power to dispose or to direct the disposition of any shares of New Common which Mutual Series may purchase pursuant to the Subscription Agreement. However, HSC and Mr. Price disclaim any economic interest or beneficial ownership in any shares of the New Common Stock covered by this Statement.

(c) Neither HSC, Mr. Price, any of HSC's advisory clients, nor, to the best of HSC's knowledge, any person identified in Exhibit A, beneficially owns any securities of the Issuer, or has entered into any transactions in the shares of any securities of the Issuer, including the New Common, within the past sixty days, other than the securities which are the subject of the Subscription Agreement.

(d) No person other than Mutual Series has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the New Common which is the subject of the Subscription Agreement.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer

Except as set forth above, neither HSC, Mutual Series, or, to the best of HSC's knowledge, any of the persons named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material To Be Filed As Exhibits

Exhibit A           Executive Officers and Directors of HSC
                    and Executive Officers of Mutual Series

Exhibit B           Subscription Agreement (exhibits
                    omitted)

Exhibit C           Form of Registration Rights Agreement

Exhibit D           Joint Filing Agreement

Signatures


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 1994


/s/ Michael F. Price
President
Heine Securities Corporation


/s/ Michael F. Price

EXHIBIT A


EXECUTIVE OFFICERS AND DIRECTORS
OF HEINE SECURITIES CORPORATION



Name/Title/           Principal              Business
Citizenship           Occupation             Address

Michael F. Price      President, COO and     51 J.F.K. Pkwy
  President/COO/      Director of HSC;       Short Hills, NJ
  Director            President and          07078
  (U.S.)              Chairman of Mutual
                      Series Fund Inc.

Edward J. Bradley     CFO and Treasurer,     51 J.F.K. Pkwy
  Treasurer and       HSC and Mutual         Short Hills, NJ
  CFO                 Series Fund Inc.       07078
  (U.S.)

E. N. Cohernour       Sec'y/Gen. Counsel,    51 J.F.K. Pkwy
  Secretary           HSC and Mutual         Short Hills, NJ
  (U.S.)              Series Fund Inc.       07078




ADDITIONAL EXECUTIVE OFFICERS
OF MUTUAL SERIES FUND INC.

Peter A. Langerman    Financial Analyst,     51 J.F.K. Pkwy
  Executive Vice      HSC                    Short Hills, NJ
  President                                  07078
  (U.S.)

Lawrence Sondike      Financial Analyst,     51 J.F.K. Pkwy
  Vice President      HSC                    Short Hills, NJ
  (U.S.)                                     07078

EXHIBIT B

STOCK SUBSCRIPTION AND STANDBY PURCHASE AGREEMENT

BETWEEN

HEXCEL CORPORATION

AND

MUTUAL SERIES FUND INC.

Dated as of July 27, 1994

TABLE OF CONTENTS

                                                      Page

ARTICLE I

SALE OF SHARES; PURCHASE PRICE  2
1.1  Sale of Shares  2
1.2  Purchase Price; Payment  2
1.3  Closing  3

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF HEXCEL  4
2.1  Organization and Good Standing  4
2.2  Authorization of Agreement  4
2.3  Authorization and Validity of Shares  5
2.4  Capitalization  5
2.5  Financial Statements  6
2.6  No Undisclosed Liabilities  6
2.7  Absence of Certain Developments  7
2.8  SEC Documents  7
2.9  Taxes  8
2.10  Title to Assets  9
2.11  Intellectual Property  9
2.12  Material Contracts 10
2.13  Employee Benefits 10
2.14  Litigation 12
2.15  Environmental Matters 12
2.16  Disclosure Statement 13

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER 14
3.1  Organization and Good Standing 14
3.2  Authorization of Agreement 14
3.3  Consents of Third Parties 14
3.4  Investment Intention 15
3.5  Financial Advisors 15
3.6  SEC Documents 15

ARTICLE IV

FURTHER AGREEMENTS OF THE PARTIES 16
4.1  Access to Information 16
4.2  Filings with Governmental Bodies; Certain Negotiations
16
4.3  Updating of Information 17
4.4  Periodic Financial Statements 17
ARTICLE V

BANKRUPTCY MATTERS 18
5.1  Motion by Hexcel 18
5.2  Plan and Disclosure Statement; Disclosure Statement
Order 18
5.3  Confirmation Order 18
5.4  Certain Bankruptcy Undertakings by Hexcel 19

ARTICLE VI

TERMINATION; BREAK-UP FEE 19
6.1  Termination 19
6.2  No Solicitation; Break-up Fee. 22
6.3  Effect of Termination 24
6.4  Expense Reimbursement 24

ARTICLE VII

CONDITIONS TO CLOSING 25
7.1  Conditions Precedent to Obligations of Purchaser 25
7.2  Conditions Precedent to Obligations of Hexcel to First
Closing 28
7.3  Conditions Precedent to Obligations of Purchaser to
Second Closing 30
7.4  Conditions Precedent to Obligations of Hexcel to Second
Closing 30

ARTICLE VIII

DOCUMENTS TO BE DELIVERED AT THE CLOSINGS 31
8.2  Documents to Be Delivered by Purchaser at the First
Closing 32
8.3  Documents to Be Delivered by Hexcel at the Second
Closing 33
8.4  Documents to Be Delivered by Purchaser at the Second
Closing 34
8.5  Resignation of Designee 35

ARTICLE IX

INDEMNIFICATION AND RELATED MATTERS 35
9.1  Indemnification 35
9.2  Liquidated Damages 36
9.3  Financial Advisors 36

ARTICLE X

MISCELLANEOUS 36
10.1  Survival of Representations and Warranties 36
10.2  Certain Definitions 37
10.3  Further Assurances 45
10.4  Restrictive Legend 45
10.5  Entire Agreement; Amendments and Waivers 45
10.6  Governing Law 46
10.7  Table of Contents and Headings 46
10.8  Notices 46
10.9  Knowledge 47
10.10  Severability 47
10.11  Binding Effect; Assignment 47
10.12  No Third Party Beneficiary 48
10.13  Amendments to Plan and Disclosure Statement. 48

EXHIBITS


Exhibit I -    Opinion of Hexcel's Counsel For First Closing
Exhibit II     -    Opinion of Purchaser's Counsel For First
Closing
Exhibit III    -    Opinion of Hexcel's Counsel For Second
Closing
Exhibit IV     -    Opinion of Purchaser's Counsel For
Second Closing
Exhibit V -    Registration Rights Agreement
Exhibit VI     -    Terms of Employment for John J. Lee
Exhibit VII    -    Officers with Contingency Employment
Agreements


SCHEDULES

Schedule 2.9(a)     -    Tax Filings
Schedule 2.9(b)     -    Tax Payments
Schedule 2.9(c)     -    Payment and Withholding of Value
Added Taxes
Schedule 2.9(f)(ii) -    Change in Accounting Method
Schedule 2.13(a)    -    Employee Benefit Plans
Schedule 2.13(b)    -    Multiple Employer Plan
Schedule 2.13(e)    -    Amendments to Employee Benefit
Plans
Schedule 2.14  -    Litigation

STOCK SUBSCRIPTION AND STANDBY PURCHASE AGREEMENT


          This STOCK SUBSCRIPTION AND STANDBY PURCHASE
AGREEMENT, dated as of July 27, 1994 (this "Agreement"), is between Hexcel Corporation, a Delaware corporation, in its capacities as debtor and debtor in possession (together with its successors and assigns, "Hexcel"), and Mutual Series Fund Inc., a Maryland corporation ("Purchaser"). Capitalized terms used in this Agreement are defined in Section 10.2 or as indicated therein. All section references herein are to sections of this Agreement unless otherwise indicated.

W I T N E S S E T H :

          WHEREAS, Hexcel is a debtor and debtor in possession under chapter 11 of title 11 of the United States Code, as amended (the "Bankruptcy Code"), having filed a voluntary petition for relief (filed as Case No. 93-48535 T and entitled In re Hexcel Corporation) (the "Case") on December 6, 1993 in the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court"); and

          WHEREAS, Hexcel intends to file the Plan in the Bankruptcy Court on July 27, 1994; and

          WHEREAS, pursuant to the Plan, Hexcel will, inter alia, issue to the holders of shares of Old Common Stock transferable rights to subscribe for and purchase (the "Rights Offering") an aggregate number of shares of New Common Stock (the "Offered Shares") (rounded to the nearest whole share for each holder) as equals, if Class 9 under the Plan accepts the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code, approximately 24.225% of the Fully Diluted New Shares at an aggregate purchase price of approximately $17,000,000 and, if Class 9 under the Plan does not accept the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code, approximately 41.13917% of the Fully Diluted New Shares at an aggregate Purchase Price of approximately $25,000,000; and

          WHEREAS, in connection with, and as part of, the Rights Offering, Purchaser is entering into this Agreement
(a) to participate as the standby purchaser for the Offered
Shares not purchased through the Rights Offering (the
"Unpurchased Shares"), and (b) to purchase certain additional shares of New Common Stock, on the terms and subject to the conditions set forth in this Agreement;

          NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements hereinafter contained, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:


ARTICLE I

SALE OF SHARES; PURCHASE PRICE

          1.1 Sale of Shares. On the terms and subject to the conditions set forth in this Agreement, Purchaser hereby subscribes for and agrees to purchase, and Hexcel agrees to issue, sell and deliver to Purchaser, (a) if Class 9 under the Plan accepts the Plan in accordance with section 1126 of the Bankruptcy Code, (i) on the First Closing Date, that number of shares of New Common Stock (rounded to the nearest whole share) as equals 32.775% of the number of Fully Diluted New Shares (the "Initial Shares") at an aggregate purchase price of $23,000,000 (the "Purchase Price"), and
(ii) on the Second Closing Date, the Unpurchased Shares at an aggregate purchase price equal to the difference between $17,000,000 and the aggregate purchase price for the shares of New Common Stock purchased in the Rights Offering (the "Standby Purchase Price") and (b) if Class 9 under the Plan does not accept the Plan in accordance with section 1126 of the Bankruptcy Code (i) on the First Closing Date, that number of shares of New Common Stock (rounded to the nearest whole share) as equals 41.13917% of the number of Fully Diluted New Shares (also the "Initial Shares") at an aggregate purchase price of $25,000,000 (also the "Purchase Price") and (ii) on the Second Closing Date, the Unpurchased Shares at an aggregate purchase price equal to the difference between $25,000,000 and the aggregate purchase price for the shares of New Common Stock purchased in the Rights Offering (also the "Standby Purchase Price").

          1.2 Purchase Price; Payment. On the terms and subject to the conditions set forth in this Agreement, (a) at the First Closing, Purchaser shall pay to Hexcel, in consideration for receiving from Hexcel at the First Closing certificates representing the Initial Shares, the Purchase Price by delivery of immediately available funds to a single bank account which Hexcel shall designate in writing to Purchaser not less than five business days prior to the First Closing Date, and (b) at the Second Closing, Purchaser shall pay to Hexcel, in consideration for receiving from Hexcel at the Second Closing certificates representing the Unpurchased Shares, the Standby Purchase Price by delivery of immediately available funds to a single bank account which Hexcel shall designate in writing to Purchaser not less than five business days prior to the Second Closing Date.

          1.3  Closing.

               (a)  The closing of the sale and purchase of
the Initial Shares (the "First Closing") shall take place at 10:00 a.m. at the offices of Weil, Gotshal & Manges in New York, New York (or at such other place as the parties may designate in writing) no later than the fifth business day following the date on which each of the conditions specified in Sections 7.1(u) and 7.2(f) has been fulfilled, subject to satisfaction of the other conditions specified in Sections
7.1 and 7.2 (or waiver by the party entitled to waive that condition). The date on which the First Closing is held is referred to in this Agreement as the "First Closing Date". At the First Closing, the parties shall execute and deliver the documents referred to in Sections 8.1 and 8.2.

               (b)  The closing of the sale and purchase of
the Unpurchased Shares provided above (the "Second Closing") shall take place at 10:00 a.m. at the offices of Weil, Gotshal & Manges in New York, New York (or at such other place as the parties may designate in writing) no later than the tenth business day following the date on which each of the conditions specified in Sections 7.3(a) and 7.4(a) has been fulfilled, subject to satisfaction of the other conditions specified in Sections 7.3 and 7.4 (or waiver by the party entitled to waive that condition). The date on which the Second Closing is held is referred to in this Agreement as the "Second Closing Date". At the Second Closing, the parties shall execute and deliver the documents referred to in Sections 8.3 and 8.4.


ARTICLE II

REPRESENTATIONS AND WARRANTIES OF HEXCEL

          Hexcel hereby represents and warrants to Purchaser that:

          2.1 Organization and Good Standing. Hexcel is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted and as it is proposed to be conducted.

          2.2  Authorization of Agreement.

               (a)  Subject to requisite Bankruptcy Court
approval, (i) Hexcel has all requisite corporate power and authority to execute and deliver this Agreement and the Registration Rights Agreement and to consummate the transactions contemplated hereby and thereby, and to perform fully its obligations hereunder and thereunder, (ii) the execution, delivery and performance by Hexcel of this Agreement and the Registration Rights Agreement and the consummation by Hexcel of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Hexcel and (iii) this Agreement has been, and the Registration Rights Agreement will be at or prior to the First Closing, duly executed and delivered by Hexcel and (assuming the due authorization, execution and delivery by Purchaser) this Agreement constitutes, and the Registration Rights Agreement when so executed and delivered will constitute, legal, valid and binding obligations of Hexcel, enforceable against Hexcel in accordance with their respective terms.

               (b)  The execution and delivery by Hexcel of
this Agreement does not and, on the First Closing Date, the execution and delivery of the Registration Rights Agreement and the consummation of the transactions contemplated hereby or thereby by Hexcel will not (i) conflict with or result in a breach or violation of any of the terms of the certificate of incorporation or by-laws or other corporate governance documents of Hexcel or any of its Material Subsidiaries as then in effect, (ii) require any consent, approval, waiver, permit, order or authorization of, or registration, declaration, notification or filing with, any federal, state, local or foreign governmental, judicial or regulatory authority other than (A) as required by the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure from time to time promulgated in connection therewith (the "Bankruptcy Rules") and the orders of the Bankruptcy Court, (B) the requirements of the HSR Act, (C) the requirements of the Exchange Act, and (D) as may be required under ISRA and ECRA to the extent Hexcel owns property in New Jersey, (iii) result in a breach of, constitute a default under, give rise to any right of termination, amendment, cancellation or acceleration of any obligation under, or result in the creation of any Lien under, any Contract or other obligation to which Hexcel or any of the Material Subsidiaries is a party or by which any of their respective assets may be bound, other than with respect to those Contracts that will no longer be in effect upon consummation of the Plan and other than for rights of termination under certain non-material leases and Hexcel's director's and officer's liability policy, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Hexcel or any of its Material Subsidiaries or any of their respective assets.

          2.3 Authorization and Validity of Shares. On the First Closing Date, the Initial Shares will have been duly authorized, and when issued and delivered as provided in this Agreement will be validly issued and outstanding, fully paid and nonassessable and free of any preemptive rights.

          2.4 Capitalization. On the First Closing Date, the authorized capital stock of Hexcel will be 60,000,000 shares of New Common Stock and 1,500,000 shares of preferred stock, no shares of either of which classes will be issued or reserved for issuance except (i) to Purchaser pursuant to this Agreement, (ii) to holders of claims in Classes 6, 9, 10 and 11 pursuant to the Plan, (iii) up to 7% of Fully Diluted New Shares to employees pursuant to Hexcel's New Long Term Incentive Plan and/or John Lee's new employment agreement, as disclosed in the Disclosure Statement and (iv) to management pursuant to an investment disclosed in the Disclosure Statement. Other than as disclosed in the Disclosure Statement, on the First Closing Date, there will be no option, warrant, call, right, commitment or other agreement of any character to which Hexcel is a party requiring, and there will be no securities of Hexcel outstanding on the First Closing Date which upon conversion or exchange would require, the issuance, sale or transfer of any shares of capital stock or other equity securities of Hexcel or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of Hexcel other than, if Class 9 under the Plan does not accept the Plan in accordance with section 1126 of the Bankruptcy Code, pursuant to the conversion rights of Hexcel's Subordinated Debentures (as defined in the Plan). Neither Hexcel nor any of the Subsidiaries will be, on the First Closing Date, a party to any voting trust or other voting agreement (other than in connection with director's qualifying shares) with respect to any of its capital stock or to any agreement relating to the redemption or repurchase of any shares of the capital stock of Hexcel or any Subsidiary (other than in connection with director's qualifying shares) or any registration rights agreement (other than the Registration Rights Agreement).

          2.5 Financial Statements. Hexcel has delivered to Purchaser a copy of the (a) audited consolidated balance sheets of Hexcel and the Subsidiaries as at December 31, 1993 and December 31, 1992 and the related audited consolidated statements of income and of cash flows for the years then ended and (b) unaudited consolidated balance sheet of Hexcel and the Subsidiaries as at April 3, 1994 and the related consolidated statements of income and cash flows for the period then ended (such audited and unaudited statements, including the related notes and schedules thereto, are referred to herein as the "Financial Statements"). Each of the Financial Statements is complete and correct in all material respects, has been prepared in accordance with generally accepted accounting principles and presents fairly the consolidated financial position, results of operations and cash flows of Hexcel and the Subsidiaries as at the dates and for the periods indicated.

          The unaudited consolidated balance sheet of Hexcel and the Subsidiaries as at April 3, 1994 and as set forth in Hexcel's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 1994 is referred to as the "Balance Sheet" and April 3, 1994 is referred to as the "Balance Sheet Date".

          2.6 No Undisclosed Liabilities. Hexcel and the Subsidiaries have no known obligation or liability of any kind (whether accrued, absolute, contingent or otherwise, whether arising under Law or by contract or tort, and whether due or to become due) other than those (a) fully reflected in, reserved against or otherwise described in the Balance Sheet or the notes thereto, (b) described in the other Disclosure Documents, (c) set forth or disclosed in the Claims Register, or (d) which in the aggregate, if liquidated and matured, could not reasonably result in a Material Adverse Change.

          2.7  Absence of Certain Developments.

               (a)  Since the Balance Sheet Date, neither
Hexcel nor either Material Subsidiary has awarded or paid any bonuses, entered into, or otherwise has become liable for any payment pursuant to, any employment, deferred compensation, severance or similar agreement (or amended any such agreement), or increased the compensation payable or to become payable by it to any of Hexcel's existing executive officers in excess of $100,000 per officer per annum, except
(i) as disclosed in the Disclosure Statement, (ii) pursuant to the agreement referred to in Section 7.1(d) and (iii) the extension of John J. Lee's existing employment agreement beyond the current employment term thereof on the terms described on Exhibit VI or pursuant to the extension of John
J. Lee's existing contract on other terms acceptable to Purchaser.

               (b)  No decision has been taken by Hexcel to
change materially the direction of Hexcel's business from that disclosed in the Disclosure Statement.

          2.8 SEC Documents. Hexcel has filed all required reports, schedules, forms, statements and other documents with the Securities and Exchange Commission ("SEC") since January 1, 1994 (the "SEC Documents"). As of their respective dates, the SEC Documents were complete and correct in all material respects and complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents. Except to the extent that information contained in any SEC Document has been revised or superseded by a later-filed SEC Document, none of the SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the date such SEC Documents were filed with the SEC. The financial statements of Hexcel included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Hexcel and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows (or changes in financial position prior to the approval of FASB 95) for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

          2.9  Taxes.

               (a)  Except as disclosed on Schedule 2.9(a)
hereto, Hexcel and each of the Subsidiaries, or the affiliated, combined or unitary group of which Hexcel and any of the Subsidiaries are or were a member, as the case may be (collectively, the "Tax Affiliates"), have timely filed (taking into account extensions of time to file) with the appropriate Governmental Bodies all Tax Returns required to be filed by or with respect to them, their operations and assets, other than those which the failure to file could not in the aggregate reasonably result in a Material Adverse Change.

               (b)  Except as disclosed on Schedule 2.9(b)
hereto, Hexcel, each of the Subsidiaries and each of the Tax Affiliates has timely paid or reserved on the Balance Sheet all Taxes that were reported as being due and payable on Tax Returns filed with respect to all prior taxable periods.

               (c)  Except as disclosed on Schedule 2.9(c)
hereto, Hexcel and each of the Subsidiaries (or a Tax
Affiliate on behalf of Hexcel or such Subsidiary) have complied with all applicable Laws relating to the payment and withholding of Taxes and have timely withheld from employee wages and paid over to the proper Governmental
Bodies all amounts required to be so withheld and paid over for all periods under all applicable Laws, except for such non-compliances which in the aggregate could not reasonably result in a Material Adverse Change.

              (d)  Neither Hexcel nor any of the
Subsidiaries is a party to, bound by or subject to any obligation under any tax sharing or similar agreement with any Tax Affiliate which has not been delivered to Purchaser.

               (e)  None of Hexcel, any of the Subsidiaries
or any of the Tax Affiliates on behalf of Hexcel or any of the Subsidiaries has filed a consent pursuant to Section
341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset
(as such term is defined in Section 341(f)(4) of the Code) owned by Hexcel or any of the Subsidiaries.

               (f)  None of Hexcel, any of the Subsidiaries
or any of the Tax Affiliates on behalf of Hexcel or any of the Subsidiaries has (i) agreed to or is required to make any adjustment pursuant to Section 481(a) of the Code by reason of a change in accounting method initiated by Hexcel or any of the Subsidiaries, or (ii) except as disclosed on
Schedule 2.9(f)(ii) hereto, knowledge that the IRS has proposed any such adjustment or change in accounting method, in either case the effect of which could reasonably result in a Material Adverse Change.

               (g) There is no contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Hexcel or any of the Subsidiaries by reason of Section 280G of the Code.

          2.10 Title to Assets. Except as disclosed in the Disclosure Statement, each of Hexcel and the Material Subsidiaries has good title, free and clear of all Liens, to all of the assets purported to be owned by it, subject only to Permitted Exceptions and Permitted Liens; since the Balance Sheet Date, neither Hexcel nor either of the Material Subsidiaries has disposed of any assets other than in the ordinary course of business or assets the actual or proposed disposition of which is either disclosed in the Disclosure Statement or could not in the aggregate reasonably result in a Material Adverse Change.

          2.11  Intellectual Property.

               (a)  Hexcel and the Material Subsidiaries
possess all material Intellectual Property, know-how, formulae and other proprietary and trade rights necessary for the conduct of their respective businesses as now conducted, other than as could not in the aggregate reasonably result in a Material Adverse Change.

               (b) There have been no claims made, and none of Hexcel or either of the Material Subsidiaries has received any notice or otherwise knows, that the use by Hexcel or any Subsidiary of any of the patents, trademarks, trade names, service marks, brand marks, brand names, Software, industrial designs and copyrights used by Hexcel or any Subsidiary, or any registration thereof or pending application therefor, or license or other Contract relating thereto (collectively, the "Intellectual Property") conflicts with, infringes upon, violates or interferes with or constitutes an appropriation of any right, title, interest or goodwill, including, without limitation, any intellectual property right, patent, trademark, trade name, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor of any other Person, other than those that in the aggregate could not reasonably result in a Material Adverse Change.

          2.12 Material Contracts. On the First Closing Date, except as disclosed in the Disclosure Statement, each of Hexcel's Contracts will be legal, valid and enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), other than Contracts which in the aggregate if not legal, valid and enforceable could not reasonably result in a Material Adverse Change. Except as disclosed in the Disclosure Statement and other than defaults that in the aggregate could not reasonably result in a Material Adverse Change assuming consummation of the Plan, (i) there is no default under any Contract either by Hexcel or a Material Subsidiary or, to the knowledge of Hexcel and the Material Subsidiaries, by any other party thereto, and (ii) no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder.

          2.13  Employee Benefits.

               (a)  Schedule 2.13(a) hereto sets forth a
complete and correct list of all "employee benefit plans", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and any other pension plans or employee benefit arrangements or payroll practices (including, without limitation, severance pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, stock purchase arrangements or policies) maintained by Hexcel or any Subsidiary or to which Hexcel or any Subsidiary contributes or is obligated to contribute with respect to employees of Hexcel or any Subsidiary other than any with respect to employees of foreign Subsidiaries ("Employee Benefit Plans"), and identifies which Employee Benefit Plans are (i) subject to
Section 4063 and 4064 of ERISA ("Multiple Employer Plans"),
(ii) multiemployer plans (as defined in Section 4001(a) of ERISA) ("Multiemployer Plans"), or (iii) welfare plans providing continuing benefits after the termination of employment (other than as required by Section 4980B of the Code and at the former employee's own expense).

               (b)  Except as disclosed in the Disclosure
Statement or in Schedule 2.13(b) hereto, none of Hexcel, any of the Subsidiaries or any trade or business (whether or not incorporated) which is under common control or treated as a single employer with Hexcel ("ERISA Affiliate") would have any withdrawal or other liability (contingent or otherwise) under Section 4201, 4063 or 4064 of ERISA to any Multiple Employer Plan or Multiemployer Plan if they ceased contributions to and withdrew from such plans.

               (c)  Except as disclosed in the Disclosure
Statement, nothing has occurred with respect to the operation of any Employee Benefit Plan intended to qualify under Section 401 of the Code ("Qualified Plan") which could cause the loss of such qualification or the imposition of any liability, penalty or tax under ERISA or the Code which liability, penalty or tax could reasonably result in a Material Adverse Change.

               (d)  Except as disclosed in the Disclosure
Statement, the benefit liabilities, as defined in Section 4001(a)(16) of ERISA, of each of the Employee Benefit Plans subject to Title IV of ERISA using the actuarial assumptions that would be used by the Pension Benefit Guaranty Corporation (the "PBGC") in the event it terminated each such plan do not exceed the fair market value of the assets of each such plan.

               (e)  All amendments and actions required to
bring each of the Employee Benefit Plans into conformity in all material respects with all of the applicable provisions of ERISA and other applicable Laws have been made or taken except to the extent that such amendments or actions are not required by law to be made or taken until a date after the First Closing Date or are disclosed on Schedule 2.13(e).

          2.14 Litigation. Except as disclosed in the Disclosure Statement or in Schedule 2.14 hereto, there are no (i) pending or, to the knowledge of Hexcel and the Material Subsidiaries, threatened Legal Proceedings against or affecting Hexcel or any of the Material Subsidiaries or any properties or assets of Hexcel or any of the Material Subsidiaries, at law or in equity, other than claims reflected in the Claims Register, Legal Proceedings in the Case by parties in interest in respect of corporate governance matters and other Legal Proceedings that in the aggregate could not reasonably result in a Material Adverse Change or (ii) outstanding Orders of any Governmental Body against, affecting or naming Hexcel or any of the Material Subsidiaries or directly affecting any of their properties or assets, other than those that in the aggregate could not reasonably result in a Material Adverse Change. Hexcel has disclosed to Purchaser all pending Legal Proceedings that if adversely determined could reasonably result in a Material Adverse Change.

          2.15 Environmental Matters. Except as disclosed in the Disclosure Statement or the Plan:

               (a)  The operations of Hexcel and the
Subsidiaries have been and are in compliance with all Environmental Laws, other than for such non-compliances that in the aggregate could not reasonably result in a Material
Adverse Change.

               (b)  Hexcel and the Subsidiaries have all
Environmental Permits necessary for their operations other than those that in the aggregate could not reasonably result in a Material Adverse Change. Hexcel and the Subsidiaries are in compliance with all Environmental Permits other than those instances of non-compliance that in the aggregate could not reasonably result in a Material Adverse Change. None of Hexcel or any Subsidiary has received any notice from any source, or has otherwise obtained knowledge, to the effect that there is lacking any material Environmental Permit required in connection with the current use or operation of any Facility, not disclosed to Purchaser.

               (c)  Neither Hexcel nor any of the
Subsidiaries, or any of their past or current Facilities and operations, are subject to any outstanding Order, Contract or, to the knowledge of Hexcel or any of the Subsidiaries, federal, state or local investigation respecting (i) any Remedial Action or (ii) any Environmental Claim, except for such that in the aggregate could not reasonably result in a Material Adverse Change.

               (d)  Hexcel and the Subsidiaries are not
subject to any pending, or, to the knowledge of Hexcel or any of the Subsidiaries, threatened, Legal Proceeding alleging the violation of any Environmental Law or Environmental Permit, not disclosed to Purchaser.

               (e)  Neither Hexcel nor any Subsidiary has
caused or permitted any Hazardous Materials to remain or be disposed of, either on or under real property legally or beneficially owned or operated by Hexcel or any Subsidiary or on any real property not permitted to accept, store or dispose of such Hazardous Materials, other than in compliance with all applicable Environmental Laws and for such instances of non-compliance that in the aggregate could not reasonably result in a Material Adverse Change.

               (f)  Hexcel and the Subsidiaries have no
contingent liabilities with respect to any Release of Hazardous Materials at any Facility or in connection with the off-site shipment of such Hazardous Materials other than those that in the aggregate could not reasonably result in a Material Adverse Change; none of the operations of Hexcel or any Subsidiary involve the transportation, treatment, storage or disposal of hazardous waste or subject waste, as defined under 40 C.F.R. Parts 260-270 (in effect as of the date of this Agreement); and there is not now on or in any property of Hexcel or any Subsidiary (1) any leaking underground storage tanks, surface tanks, dikes or impoundments, (2) any friable asbestos-containing materials, or (3) any polychlorinated biphenyls.

               (g)  No environmentally related audits,
studies, reports, analyses or results of investigations that have been performed with respect to currently or previously owned, leased or operated Facilities have revealed any actual or potential losses under Environmental Laws in excess of $250,000 at any such Facility.

          2.16  Disclosure Statement.  The Disclosure
Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.
Hexcel does not know of any facts (other than facts of a general economic or political nature) which have caused or in the future are reasonably likely to cause a Material
Adverse Change which have not been set forth in the Disclosure Statement.


ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

          Purchaser hereby represents and warrants to Hexcel that:

          3.1 Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland.

          3.2 Authorization of Agreement. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the Registration Rights Agreement, and to perform fully its obligations hereunder and thereunder. The execution, delivery and performance by Purchaser of this Agreement and the Registration Rights Agreement and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been, and the Registration Rights Agreement will be at or prior to the First Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by Hexcel) this Agreement constitutes, and the Registration Rights Agreement when so executed and delivered will constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

          3.3  Consents of Third Parties.  Neither the
execution and delivery by Purchaser of this Agreement or the Registration Rights Agreement, nor the compliance by Purchaser with any of the provisions hereof or thereof will
(a) conflict with, or result in the breach of any of the terms of the certificate of incorporation or by-laws or other corporate governance documents of Purchaser, (b) conflict with, violate, result in the breach of, or constitute a default under any Contract or Order to which Purchaser is a party or by which Purchaser or its properties or assets are bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Purchaser or any of its respective assets. No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Registration Rights Agreement or the compliance by Purchaser with any of the provisions hereof or thereof, except for compliance with the applicable requirements of the HSR Act and the Exchange Act and assuming that Hexcel obtains those approvals and makes those filings disclosed in Section 2.2(b).

          3.4 Investment Intention. Purchaser acknowledges that the New Common Stock to be acquired by Purchaser has not been registered for sale under any federal or state securities laws and that such shares are being offered and sold to Purchaser pursuant to the exemption from registration provided for in Section 4(2) of the Securities Act. Purchaser is an "accredited investor" within the meaning of Regulation D under the Securities Act. Any shares of New Common Stock acquired by Purchaser pursuant to this Agreement will be taken by Purchaser solely for its own account for the purpose of investment and not with a view to the public distribution thereof.

          3.5 Financial Advisors. No Person has acted directly or indirectly as a broker, finder or financial advisor for Purchaser in connection with the negotiations relating to or the transactions contemplated by this Agreement.

          3.6  SEC Documents. Purchaser is a no-load,
diversified, open-end management investment company registered under the Investment Company Act of 1940, as amended. Purchaser has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1994 (the "Purchaser SEC Documents"). As of their respective dates, the Purchaser SEC Documents were complete and correct in all material respects and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Purchaser SEC Documents, and except to the extent that information contained in any Purchaser SEC Document has been revised or superseded by a later-filed Purchaser SEC Document, none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the date such Purchaser SEC Documents were filed with the SEC.


ARTICLE IV

FURTHER AGREEMENTS OF THE PARTIES

          From and after the date hereof and until the First
Closing Date:

          4.1 Access to Information. Hexcel shall (and shall cause its Subsidiaries and officers, directors, employees, auditors and agents to) afford the officers, employees, representatives, and agents of Purchaser (the "Purchaser Representatives") reasonable access at all reasonable times to its officers, employees, agents, properties, offices, plants and other facilities, books and records, and shall furnish such Purchaser Representatives with all financial, operating and other data and information as may be reasonably requested, as long as such Purchaser Representative is a party to a confidentiality agreement with Hexcel, or is bound by a confidentiality agreement with Hexcel binding upon Purchaser.

          4.2  Filings with Governmental Bodies; Certain
Negotiations.

               (a)  As promptly as practicable after the
execution of this Agreement, each party shall, in cooperation with the other, file or cause to be filed all reports, notifications and other information that may be required under the HSR Act, and shall furnish or cause to be furnished to the other all such information in its possession as may be reasonably necessary for the completion of the reports, notifications or submissions to be filed by the other. Each party hereto agrees to use its best efforts to comply in a full and timely manner with any request from a Governmental Body for additional information. Hexcel shall bear all filing fees required to be paid in connection with compliance with the HSR Act.

               (b)  The parties hereto shall negotiate in
good faith with any Governmental Body with respect to any threatened or actual Legal Proceeding or any requested relief with respect to the HSR Act.

          4.3  Updating of Information.  Hexcel shall
promptly deliver to Purchaser any information, including any notices received from third parties, concerning events subsequent to the date of this Agreement which is necessary to supplement the information contained in or made a part of the representations and warranties contained herein, including the schedules hereto, or delivered by Hexcel pursuant to any of the covenants contained herein, in order that the information contained herein or so delivered be complete and accurate in all material respects, it being understood and agreed that the delivery of such information shall not in any manner constitute a waiver by Purchaser of any of the terms hereof, including without limitation any of the conditions precedent to the First Closing, and it being further understood that Hexcel may satisfy its obligations under this Section 4.3 by delivery of an amendment to the Disclosure Statement.

          4.4 Periodic Financial Statements. Hexcel shall furnish, or cause to be furnished, to Purchaser (a) within 30 days after the end of each month or 45 days after the end of each of its first three fiscal quarters of each year, between the date hereof and the First Closing Date, an unaudited consolidated balance sheet of Hexcel and the Subsidiaries as at the end of such month or quarter and the related unaudited consolidated income statement and statement of changes in financial position for the month or quarter then ended, which financial statements shall be prepared in accordance with the books and records of Hexcel, fairly present the financial position of Hexcel and the Subsidiaries as of the dates indicated, and with respect to any such quarterly statements be prepared in the manner and according to the principles used in preparing the unaudited Financial Statements and (b) within five business days after filing with the SEC, copies of all documents filed with the SEC.

ARTICLE V

BANKRUPTCY MATTERS


          5.1  Motion by Hexcel.  As expeditiously as
possible after the execution and delivery of this Agreement but in no event later than August 1, 1994, Hexcel shall file with the Bankruptcy Court a motion (the "Approval Motion") requesting the entry of an order (the "Approval Order") of the Bankruptcy Court in form and substance satisfactory to Purchaser and its counsel (a) approving and authorizing the performance by Hexcel of its obligations under Articles IV, V and VI of this Agreement and (b) establishing a requirement that any proposal on substantially the same terms contemplated hereby be of a value at least $2,500,000 over the sum of the Purchase Price and the Standby Purchase Price (assuming no Offered Shares are purchased in the Rights Offering) in order for any such proposal to be subject to acceptance by Hexcel, and that any subsequent such proposal be at least $100,000 over the prior proposal.

          5.2  Plan and Disclosure Statement; Disclosure
Statement Order.

               (a)  Not later than July 28, 1994 (the
"Submission Date"), Hexcel shall file with the Bankruptcy
Court the Plan and the Disclosure Statement, together with any pleadings required or desirable in connection therewith
(as reasonably determined by Hexcel and Purchaser).

               (b)  Hexcel shall use its best efforts to
obtain prompt entry of an order, in form and substance reasonably satisfactory to Purchaser, approving the Disclosure Statement, as amended or modified with the approval of Purchaser (the "Disclosure Statement Order") under Section 1125 of the Bankruptcy Code.

          5.3  Confirmation Order. Upon entry of the
Disclosure Statement Order by the Bankruptcy Court, Hexcel shall use its best efforts to obtain the prompt entry by the Bankruptcy Court of an order, in form and substance reasonably satisfactory to Purchaser and its counsel (the "Confirmation Order"), confirming the Plan, as amended or modified with the approval of Purchaser, pursuant to Section 1129 of the Bankruptcy Code, and authorizing the transactions provided for in this Agreement, which best efforts shall include promptly soliciting requisite creditor and shareholder acceptances of the Plan.

          5.4  Certain Bankruptcy Undertakings by Hexcel.

               (a)  Subject to Section 6.2(a) and 6.2(b),
Hexcel shall use its best efforts to effect the transactions provided for in this Agreement and to confirm and consummate the Plan expeditiously.

               (b)  Hexcel shall not amend or modify the
Disclosure Statement or the Plan without first consulting with Purchaser and shall not amend or modify the Plan without obtaining Purchaser's approval of any such amendment or modification, which approval shall not be unreasonably withheld or delayed.

               (c)  If the Bankruptcy Court determines or
states that it will not enter an order confirming the Plan because any provision of the Plan violates any provision of the Bankruptcy Code or otherwise, then Hexcel promptly shall consult with Purchaser and, at the request of Purchaser, shall modify the Plan (including the deletion of any such provision) in a manner reasonably acceptable to each of Purchaser and Hexcel so as to render the Plan confirmable under the Bankruptcy Code.

               (d) Hexcel shall provide to Purchaser actual notice of any hearing on the Approval Order, the Disclosure Statement Order, the Confirmation Order or any other matter before the Bankruptcy Court that may materially affect the consummation of the transactions provided for in this Agreement. Hexcel shall promptly provide to Purchaser such copies of motions, orders, briefs, hearing transcripts, reports and other pleadings and documents filed in the Bankruptcy Court or in related court proceedings as Purchaser may reasonably request and all notices given pursuant to the Plan.


ARTICLE VI

TERMINATION; BREAK-UP FEE

          6.1 Termination. Notwithstanding anything herein to the contrary but subject to Section 6.3, this Agreement may be terminated and the transactions contemplated hereby and by the Registration Rights Agreement abandoned at any time prior to the First Closing:

               (a)  by mutual written consent of Hexcel and
Purchaser;

               (b)  by the party not in breach in the event
of a material breach of this Agreement by the other party which material breach is not cured within ten days after written notice thereof;

               (c) by Purchaser if (i) the Bankruptcy Court has not determined by August 30, 1994 that the relief requested in the Approval Motion should be granted subject only to the entry of an appropriate order (ii) the Approval Order has not been entered by the Bankruptcy Court on or prior to September 15, 1994 or (iii) after entry of the Approval Order, the Approval Order is reversed, revoked, voided, modified (in any manner that could in the reasonable judgment of Purchaser materially and adversely affect Purchaser's rights hereunder) or stayed by an order of a court of competent jurisdiction;

               (d)  by Purchaser if (i) the Disclosure
Statement Order has not been entered by the Bankruptcy Court on or prior to October 15, 1994 or (ii) after entry of the Disclosure Statement Order, the Disclosure Statement Order is reversed, revoked, voided, modified (in any manner that could in the reasonable judgment of Purchaser materially and adversely affect Purchaser's rights hereunder) or stayed by an order of a court of competent jurisdiction;

               (e)  by Purchaser if (i) the Confirmation
Order is not entered by the Bankruptcy Court on or prior to December 15, 1994 or (ii) after entry of the Confirmation
Order, the Confirmation Order is reversed, revoked, voided, modified (in any manner that could in the reasonable judgment of Purchaser materially and adversely affect
Purchaser's rights hereunder) or stayed by an order of a court of competent jurisdiction;

               (f)  by Hexcel if (i) the Confirmation Order
is not entered by the Bankruptcy Court on or prior to December 15, 1994 or (ii) after entry of the Confirmation Order, the Confirmation Order is reversed, revoked, voided, modified (in any manner that could in the reasonable judgment of Hexcel materially and adversely affect Hexcel's rights hereunder) or stayed by an order of a court of competent jurisdiction; provided, however, that Hexcel may not terminate this Agreement pursuant to this paragraph (f) if Hexcel has failed to comply in all material respects with its obligations in Article V hereof;

               (g) by Hexcel or Purchaser in the event that Hexcel has advised Purchaser in writing that any condition in Section 7.1 to Purchaser's obligation to consummate the First Closing is not capable of being satisfied, which notice shall identify each such condition and the reasons for such non-satisfaction; provided, however, that Hexcel's right to terminate this Agreement pursuant to this paragraph
(g) shall be conditioned on Purchaser's failure to waive such condition within seven business days following the date on which Purchaser receives such notice from Hexcel;

               (h)  by Purchaser or Hexcel if the First
Closing Date has not occurred by the thirtieth day following the date on which the Confirmation Order is entered by the Bankruptcy Court; provided, however, that, at Purchaser's election (such election to be made in a writing delivered to Hexcel not later than five days prior to such date) if Purchaser is not in material breach of this Agreement, such date may be extended up to another 30 days;

               (i) by Purchaser or Hexcel in the event that Hexcel enters into an agreement with any Person with respect to any Acquisition Transaction or an Acquisition Transaction is otherwise consummated;

               (j) by Purchaser or Hexcel in the event that Hexcel sponsors, supports, endorses, recommends, proposes or seeks confirmation of any plan of reorganization in the Case other than the plan of reorganization provided for in this Agreement;

               (k) by Purchaser or Hexcel in the event that the Bankruptcy Court enters an order confirming any plan of reorganization in the Case based upon or relating to any Acquisition Transaction or upon Hexcel's motion enters any order otherwise authorizing an Acquisition Transaction; and

               (l)  by Purchaser in the event that the
Creditors' Committee in the Case fails to support the Plan and this Agreement by August 19, 1994 or thereafter withdraws its support thereof.

          The right of termination by Purchaser set forth in
Section 6.1(c), (d) and (e), by Hexcel in Section 6.1(f) and by Hexcel or Purchaser in Section 6.1(g) must be exercised within 15 days following the first date on which such right of termination arises.

          6.2  No Solicitation; Break-up Fee.

               (a)  During the period from the date of this
Agreement to the earlier of the First Closing Date or the termination of this Agreement, Hexcel shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize any officer, director or employee of or any investment banker, attorney or other advisor or representative of Hexcel or any of its Subsidiaries to (i) solicit or initiate the submission of any offer or proposal for an Acquisition Transaction or (ii) engage in negotiations regarding an offer or proposal received by Hexcel for a potential Acquisition Transaction unless the Board of Directors or appropriate committee thereof believes in good faith in the exercise of its fiduciary duties that such offer or proposal has a reasonable possibility of resulting in an Acquisition Transaction more favorable to Hexcel than the transaction contemplated hereby; provided, however, that prior to the entry of the Confirmation Order, Hexcel may, in response to an unsolicited request therefor, furnish information with respect to Hexcel to any Person and engage in follow-up due diligence sessions, except that confidential information about Hexcel may be furnished only if the Person to whom it is to be given is party to a customary confidentiality agreement (as determined by Hexcel's counsel) and provided, further, that any negotiations by Hexcel that comply with the foregoing clause (ii) shall not constitute a breach of the foregoing clause (i). For the purposes of this Agreement, "Acquisition Transaction" means (i) any business combination involving Hexcel or either Material Subsidiary, including without limitation (A) the disposition of any business currently conducted by Hexcel or either Material Subsidiary and which represents sales in excess of 10% of Hexcel's consolidated sales as reported in the December 31, 1993 financial statements or (B) the sale of assets of Hexcel and/or the Subsidiaries for $40,000,000 or more in a single transaction or series of related transactions, excluding in the case of (A) and (B) transactions and proposed transactions disclosed in the Disclosure Statement or (ii) any sale or issuance of a more than 5% equity interest in Hexcel or either Material Subsidiary other than the issuance by Hexcel of equity (A) in exchange for existing indebtedness of Hexcel and/or (B) to holders of Old Common Stock pro rata; provided, however, that the term Acquisition Transaction does not include any transaction or proposed transaction disclosed in the Disclosure Statement.

               (b)  In the event that Hexcel receives a
proposal with respect to an Acquisition Transaction that, in the exercise of its fiduciary obligations (as determined in good faith by the Board of Directors or appropriate committee thereof after consultation with counsel), the Board of Directors or appropriate committee thereof determines to be more favorable to Hexcel, the Board of Directors or appropriate committee thereof may withdraw its approval or recommendation of this Agreement, approve or recommend any such other proposal, enter into an agreement with respect to such other proposal or terminate this Agreement, and in each case shall provide Purchaser with immediate notice thereof. Any termination of this Agreement pursuant to this paragraph (b) shall be subject to Section 6.3.

               (c)  Whether or not the First Closing is
consummated, Hexcel acknowledges and agrees that Purchaser has made a substantial investment of management time and incurred substantial out-of-pocket expenses in connection with the negotiation and execution of this Agreement and the Registration Rights Agreement and the effort to consummate the transactions contemplated hereby and thereby. If the First Closing is not consummated and a "Break-up Fee Event" (as defined below) shall have occurred, Hexcel shall immediately pay to Purchaser a fee (the "Break-up Fee") equal to the excess of $1,250,000 over all amounts theretofore paid to Purchaser pursuant to Section 6.4. In the event that Hexcel pays Purchaser the Break-up Fee, Hexcel shall not be required to make any additional payment pursuant to Section 6.4. As used herein, a "Break-up Fee Event" shall be a termination of this Agreement (i) by Hexcel or Purchaser pursuant to Section 6.1(i), 6.1(j) or 6.1(k), (ii) by Hexcel pursuant to Section 6.2(b), or (iii) by Hexcel pursuant to Section 6.1(f), 6.1(h) or 6.1(g) but only in the case of this clause (iii) if thereafter, during the pendency of the Case an Acquisition Transaction is consummated other than one that is materially less favorable to Hexcel or the Hexcel creditors in Class 5 under the Plan; provided, however, that no Break-up Fee shall be payable if Purchaser is in material breach of this Agreement at the date of any such termination.

               (d)  Upon the occurrence of a Break-up Fee
Event, Purchaser shall provide written notice to Hexcel of Purchaser's entitlement to the Break-up Fee and Hexcel shall be liable for the payment of the Break-up Fee and shall immediately pay to Purchaser the Break-up Fee by wire transfer of immediately available funds to an account or accounts designated by Purchaser. Until Hexcel's obligation to pay the Break-up Fee is fully and indefeasibly discharged, Purchaser's claim for the Break-up Fee shall be treated as an allowed administrative claim in the Case pursuant to Section 503(b) of the Bankruptcy Code entitled to priority under Section 507(a)(1) of the Bankruptcy Code.

          6.3 Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are not consummated as provided above, this Agreement shall become void and be of no further force and effect and no party shall have any further liability to the other party thereunder as a result of such termination, except that any payment obligations arising under Section 6.2 by reason of such termination or under Section 6.4 in respect of expenses incurred through the date of such termination or under
Section 9.2 (and the provisions of this Section 6.3 and of Sections 6.2, 6.4 and 9.2) shall survive the termination of this Agreement.

          6.4  Expense Reimbursement.

               (a) Hexcel shall reimburse Purchaser for all of Purchaser's out-of-pocket costs and expenses (including the reasonable fees and expenses of Purchaser's counsel, accountants, investment bankers and other professional persons), payable at the First Closing and thereafter as incurred or on the termination of this Agreement, (i) in connection with the negotiation, documentation and implementation of this Agreement and the Registration Rights Agreement and the transactions contemplated hereby and thereby, including, without limitation, the out-of-pocket costs and expenses of Purchaser in connection with its due diligence investigation of Hexcel's business or (ii) relating to or resulting from or arising out of any claim, action or proceedings commenced or asserted in the Case; provided, however, that if the First Closing does not occur such reimbursement shall be limited to $500,000 in the aggregate.

               (b)  Any claim for reimbursement under this
Section 6.4 shall be paid by Hexcel within ten days after receipt by Hexcel of an invoice from Purchaser therefor (subject to Section 6.4(a) as to when such may first be payable) and, pending payment, such claims shall be treated as allowed administrative expenses in the Case under Section 503(b) of the Bankruptcy Code entitled to priority under
Section 507(a)(1) of the Bankruptcy Code.


ARTICLE VII

CONDITIONS TO CLOSING

          7.1  Conditions Precedent to Obligations of
Purchaser. The obligation of Purchaser to consummate the First Closing is subject to the fulfillment, on the First
Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law without the need for an order of the Bankruptcy Court):

               (a)  all representations and warranties of
Hexcel to Purchaser contained herein shall be true and correct in all material respects (other than those which already have a materiality standard included therein, which representations and warranties shall be true and correct in all respects) when made and at and as of the First Closing
Date with the same effect as though those representations and warranties had been made again at and as of that time;

               (b)  Hexcel shall not be in material breach
of this Agreement;

               (c) all requisite notifications, filings and applications under and pursuant to any and all applicable public, governmental and regulatory acts and laws covering matters of antitrust, acquisition and investment, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), to be submitted or given by Hexcel, shall have been submitted or waived and all applicable waiting periods under all such acts and laws shall have expired;

               (d)  Hexcel shall have entered into an
employment agreement with John J. Lee on terms reasonably satisfactory to Purchaser and on terms not less favorable to Hexcel than those summarized on Exhibit VI hereto, and Hexcel shall have caused the contingency employment agreements with those officers named on Exhibit VII to have been terminated or rejected (it being understood that officers who agree to terminate such agreements will receive agreements providing for one year's severance pay and participation in Hexcel's retention bonus plan);

               (e)  Hexcel shall have duly executed and
delivered the Registration Rights Agreement;

               (f)  the five individuals selected by
Purchaser shall have been appointed to the Board of Directors to serve in the classes designated by Purchaser, at least one of whom shall be a member of Class I, and the four other directors, if not on the Board of Directors at the date hereof, and the classes in which they serve shall be reasonably satisfactory to Purchaser;

               (g)  Hexcel shall have obtained exit
financing as set forth in the Disclosure Statement, which will provide for a facility of, if Class 9 under the Plan accepts the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code, $35,000,000 and, if Class 9 under the Plan does not accept the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code, $25,000,000 (subject in either case to availability restrictions), on commercially reasonable terms reasonably satisfactory to Purchaser and which will provide Hexcel with working capital sufficient to meet its anticipated requirements as reflected in Hexcel's updated projected financial information referred to in Section 7.1(t) below;

               (h)  the Bankruptcy Court shall have entered
all orders required to be entered pursuant to this Agreement, including, without limitation, the Approval Order, the Disclosure Statement Order and the Confirmation Order (all such orders to be reasonably satisfactory in form and substance to Purchaser) and each of such orders shall have become Final Orders and shall be in full force and effect;

               (i)  Hexcel shall have either (A) obtained a
purchase order from The Northrop Grumman Corporation substantially in accordance with that contemplated by the Disclosure Statement and shall have obtained all approvals required to be obtained by Hexcel for such purchase order to be enforceable against The Northrop Grumman Corporation or
(B) entered into another agreement with The Northrop Grumman Corporation which results in comparable economic value for Hexcel, as reasonably determined by Purchaser;

               (j)  Hexcel shall have entered into, and
obtained all necessary approvals in connection with, the Belgian financing as approved by the Bankruptcy Court on June 8, 1994;

               (k)  the 1986 Rights Agreement and rights to
purchase shares of capital stock of Hexcel pursuant to the 1986 Rights Agreement shall have been canceled pursuant to the Plan;

               (l)  Hexcel's disclosure statement as
approved by the Bankruptcy Court and Hexcel's plan of reorganization as confirmed by the Bankruptcy Court shall each be in form and substance reasonably satisfactory to Purchaser and its counsel and shall provide for, and be consistent with, this Agreement;

               (m) Purchaser shall have been furnished with a certificate (dated the First Closing Date and in form and substance reasonably satisfactory to Purchaser) executed by the chief executive officer and chief financial officer of Hexcel certifying as to the fulfillment of the conditions specified in Sections 7.1(a), 7.1(b), 7.1(c), 7.1(f), 7.1(h)
as to the Confirmation Order being a Final Order, 7.1(i), 7.1(j), 7.1(k), 7.1(o), 7.1(q) as to Hexcel, 7.1(r), 7.1(s)
and 7.1(u);

               (n)  the Standard & Poor's 500 Index shall
not have declined more than 15% from June 17, 1994;

               (o)  no Legal Proceedings shall have been
instituted against Hexcel or any Subsidiary since the date of this Agreement which could reasonably result in a Material Adverse Change;

               (p)  no Legal Proceedings shall have been
instituted or threatened or claim or demand made against Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated by this Agreement which in the reasonable judgment of Purchaser could have a material adverse effect on Purchaser;

               (q)  there shall not be in effect any Order
by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and all approvals of Governmental Bodies, including with respect to ISRA and ECRA, required to be obtained in connection with the First Closing shall have been obtained and remain in full force and effect;

               (r)  there shall be no annual meeting of
Hexcel or special meeting to elect directors of Hexcel scheduled for a date after the First Closing Date which shall have a record date prior to the First Closing Date;

               (s)  there shall have occurred no material
adverse change in the business, properties, results of operations, prospects or condition (financial or otherwise) of Hexcel and the Subsidiaries taken as a whole since the latest date as of which historical information in respect thereof is given in the Disclosure Statement;

               (t) Hexcel shall have delivered to Purchaser updated projected financial information in the same form as the projected financial information attached as Exhibit E to the Disclosure Statement, which delivery shall be made and the projected financial information shall be as of a date not earlier than five days nor later than two days prior to the First Closing Date;

               (u)  all conditions under the Plan to the
Effective Date other than the occurrence of the First
Closing shall be satisfied; and

               (v) Purchaser shall have been furnished with an opinion of Kronish, Lieb, Weiner & Hellman, counsel to Hexcel, in substantially the form of Exhibit I hereto.

          7.2 Conditions Precedent to Obligations of Hexcel to First Closing. The obligations of Hexcel to consummate the First Closing are subject to the fulfillment, on the First Closing Date, of each of the following conditions (any or all of which may be waived by Hexcel in whole or in part to the extent permitted by applicable Law without the need for an order of the Bankruptcy Court):

               (a)  all representations and warranties of
Purchaser to Hexcel contained herein shall be true and correct in all material respects (other than those which already have a materiality standard included therein, which representations and warranties shall be true and correct in all respects) when made and at and as of the First Closing
Date with the same effect as though those representations and warranties had been made again at and as of that time;

               (b)  Purchaser shall have performed and
complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the First Closing
Date;

               (c) all requisite notifications, filings and applications under and pursuant to any and all applicable public, governmental and regulatory acts and laws covering matters of antitrust, acquisition and investment, including the HSR Act, to be submitted by Purchaser shall have been submitted or waived and all applicable waiting periods under all such acts and laws shall have expired;

               (d)  there shall not be in effect any Order
by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and all approvals of Governmental Bodies, including with respect to ISRA and ECRA, required to be obtained in connection with the First Closing shall have been obtained and remain in full force and effect;

               (e)  Purchaser shall have duly executed and
delivered the Registration Rights Agreement;

               (f)  all conditions under the Plan to the
Effective Date other than the occurrence of the First
Closing shall be satisfied;

               (g)  Hexcel shall have been furnished with a
certificate (dated the First Closing Date and in form and substance reasonably satisfactory to Hexcel) executed by a duly authorized officer of Purchaser certifying as to the fulfillment of the conditions specified in Sections 7.2(a), 7.2(b), 7.2(c) and 7.2(d) as to Purchaser;

               (h)  the Confirmation Order shall be
reasonably satisfactory in form and substance to Hexcel, shall have become a Final Order and shall be in full force and effect; and

               (i)  Hexcel shall have been furnished with
opinions of E. N. Cohernour, Esq., general counsel to Purchaser, and Weil, Gotshal & Manges, special counsel to
Purchaser, in substantially the form of Exhibit II hereto, together with an opinion of Skadden, Arps, Slate, Meagher and Flom, in form and substance reasonably satisfactory to Hexcel, as to compliance with the Investment Company Act of 1940, as amended (the "Act").

          7.3  Conditions Precedent to Obligations of
Purchaser to Second Closing. The obligations of Purchaser to consummate the Second Closing are subject to the fulfillment, on the Second Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law without the need for an order of the Bankruptcy Court):

               (a)  the Rights Offering shall have
terminated;

               (b)  the conditions set forth in Section
7.1(a), but only as to Sections 2.1, 2.2 and 2.3, shall remain satisfied on the Second Closing Date (but the reference in Section 2.3 to the First Closing Date shall be deemed to refer to the Second Closing Date and the reference therein to Initial Shares shall be deemed to refer to the Unpurchased Shares) and Purchaser shall have received a certificate from Hexcel to such effect;

               (c)  the Confirmation Order shall be a Final
Order and shall be in full force and effect;

               (d) Purchaser shall have been furnished with an opinion of Kronish, Lieb, Weiner & Hellman, counsel to Hexcel, in substantially the form of Exhibit III hereto;

               (e)  there shall not be in effect any Order
by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and all approvals of Governmental Bodies, including with respect to ISRA and ECRA, required to be obtained in connection with the Second Closing shall have been obtained and remain in full force and effect; and

               (f)  Hexcel shall have complied with its
agreements in Section 8.3.

          7.4 Conditions Precedent to Obligations of Hexcel to Second Closing. The obligations of Hexcel to consummate the Second Closing are subject to the fulfillment, on the Second Closing Date, of each of the following conditions (any or all of which may be waived by Hexcel in whole or in part to the extent permitted by applicable Law without the need for an order of the Bankruptcy Court):

               (a)  the Rights Offering shall have
terminated;

               (b)  the conditions set forth in Section
7.2(a) but only as to Sections 3.1, 3.2, 3.3 and 3.4 shall remain satisfied as of the Second Closing Date and Hexcel shall have received a certificate from Purchaser to such effect;

               (c)  Hexcel shall have been furnished with
opinions of E. N. Cohernour, Esq., general counsel to Purchaser, and Weil, Gotshal & Manges, special counsel to Purchaser, in substantially the form of Exhibit II hereto, together wit an opinion of Skadden, Arps, Slate, Meagher and Flom, in form and substance reasonably satisfactory to Hexcel as to compliance with the Act;

               (d)  there shall not be in effect any Order
by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and all approvals of Governmental Bodies, including with respect to ISRA and ECRA, required to be obtained in connection with the Second Closing shall have been obtained and remain in full force and effect; and

               (e)  Purchaser shall have complied with its
agreements in Section 8.4.


ARTICLE VIII

DOCUMENTS TO BE DELIVERED AT THE CLOSINGS


          8.1  Documents to Be Delivered by Hexcel at the
First Closing. At the First Closing, Hexcel shall deliver, or cause to be delivered, to Purchaser the following:

               (a)  certificates representing the Initial
Shares, registered in the name of Purchaser or its nominee;

               (b)  a copy of the employment agreement
referred to in Section 7.1(d);

               (c)  the certificate referred to in Section
7.1(m);

               (d)  the opinion referred to in Section
7.1(v);

               (e)  a duly executed counterpart of the
Registration Rights Agreement;

               (f)  a copy of the Confirmation Order
certified by the Clerk of the Bankruptcy Court within five business days of the First Closing Date;

               (g)  a certificate of good standing with
respect to Hexcel issued by the Secretary of State of Delaware and a copy certified by the Secretary of State of Delaware of the certificate of incorporation of Hexcel and comparable evidence (which may be an opinion of local counsel) for each of the Material Subsidiaries, each dated within ten days of the First Closing Date; and a copy, certified by the secretary or assistant secretary of Hexcel as being a true and complete copy as of the First Closing
Date, of the certificate of incorporation and by-laws of Hexcel;

               (h)  a copy of the resolutions of the Board
of Directors authorizing the execution, delivery and performance of this Agreement, and a certificate of its secretary, dated the First Closing Date, that such resolutions were duly adopted by the Board of Directors and are in full force and effect and attesting to the true signatures and to the incumbency of the officers of Hexcel executing this Agreement, the Registration Rights Agreement or any other document or agreement in connection therewith;

               (i)  the updated projected financial
information referred to in Section 7.1(t); and

               (j)  such other documents as Purchaser shall
reasonably request.

          8.2  Documents to Be Delivered by Purchaser at the
First Closing. At the First Closing, Purchaser shall deliver, or cause to be delivered, to Hexcel the following:

               (a)  evidence of the wire transfer of the
Purchase Price for the Initial Shares;

               (b)  the certificate referred to in Section
7.2(g);

               (c)  the opinions referred to in Section
7.2(i);

               (d)  a duly executed counterpart of the
Registration Rights Agreement;

               (e)  a certificate of good standing with
respect to Purchaser issued by the Secretary of State of Maryland, dated within ten days of the First Closing Date; a copy, certified by the secretary or assistant secretary as being a true and complete copy as of the First Closing Date, of the certificate of incorporation and by-laws of Purchaser; and a copy certified as of a recent date by the Secretary of State of Maryland of the certificate of incorporation of Purchaser; and

               (f)  a copy of the resolutions of the board
of directors of Purchaser authorizing the execution, delivery and performance of this Agreement, and a certificate of its secretary, dated the First Closing Date, that such resolutions were duly adopted and are in full force and effect and attesting to the true signatures and to the incumbency of the officers of Purchaser executing this Agreement and the Registration Rights Agreement.

           8.3  Documents to Be Delivered by Hexcel at the
Second Closing. At the Second Closing, Hexcel shall deliver, or cause to be delivered, to Purchaser the following:

               (a)  certificates representing the
Unpurchased Shares, registered in the name of Purchaser or its nominee;

               (b)  the certificate referred to in Section
7.3(b);

               (c)  the opinion referred to in Section
7.3(d);

               (d)  a certificate of good standing with
respect to Hexcel issued by the Secretary of State of Delaware, dated within ten days of the Second Closing Date; and a copy, certified by the secretary or assistant secretary of Hexcel as being a true and complete copy as of the Second Closing Date, of the certificate of incorporation and by-laws of Hexcel;

               (e)  a copy of the resolutions of the Board
of Directors authorizing the execution, delivery and performance of this Agreement, and a certificate of its secretary, dated the Second Closing Date, that such resolutions were duly adopted by the Board of Directors and are in full force and effect; and

               (f)  such other documents as Purchaser shall
reasonably request.

          8.4  Documents to Be Delivered by Purchaser at the
Second Closing. At the Second Closing, Purchaser shall deliver, or cause to be delivered, to Hexcel the following:

               (a)  evidence of the wire transfer of the
Standby Purchase Price for the Unpurchased Shares;

               (b)  the certificate referred to in Section
7.4(b);

               (c)  the opinions referred to in Section
7.4(c);

               (d)  a certificate of good standing with
respect to Purchaser issued by the Secretary of State of Maryland, dated within ten days of the Second Closing Date; and a copy, certified by the secretary or assistant secretary as being a true and complete copy as of the Second Closing Date, of the certificate of incorporation and by-laws of Purchaser; and

               (e)  a copy of the resolutions of the board
of directors of Purchaser authorizing the execution, delivery and performance of this Agreement, and a certificate of its secretary, dated the Second Closing Date, that such resolutions were duly adopted and are in full force and effect.

          8.5 Resignation of Designee. In the event that either (i) at the Second Closing the amount paid by Purchaser for the Unpurchased Shares shall be less than (a) $7,000,000, if Class 9 under the Plan accepts the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code or (b) $5,000,000, if Class 9 under the Plan does not accept the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code, or (ii) the Second Closing shall not have occurred for any reason within 45 days after the First Closing Date, then not later than the date of the first of such events to occur Purchaser shall deliver to Hexcel a duly executed and effective resignation letter from a designee appointed as a Class I member of the Board of Directors stating that such designee resigns as a director of the Board of Directors effective as of a date no later than the date of delivery of such letter to Hexcel.


ARTICLE IX

INDEMNIFICATION AND RELATED MATTERS

          9.1  Indemnification.

               (a) From and after the First Closing, Hexcel hereby agrees to indemnify and hold Purchaser and its directors, officers, employees, affiliates, agents, successors and assigns (collectively, the "Purchaser Indemnified Parties") harmless from and against any and all losses, liabilities, obligations, damages, deficiencies, costs and expenses ("Losses") based upon, attributable to or resulting from any misrepresentation, breach of warranty or non-fulfillment of any agreement on the part of Hexcel under this Agreement or the Registration Rights Agreement.

               (b)  From and after the First Closing,
Purchaser hereby agrees to indemnify and hold Hexcel and its directors, officers, employees, affiliates, agents, successors and assigns (collectively, the "Hexcel Indemnified Parties") harmless from and against any and all Losses based upon, attributable to or resulting from any misrepresentation, breach of warranty or non-fulfillment of any agreement on the part of Purchaser under this Agreement or the Registration Rights Agreement.

               (c)  An indemnifying party shall be liable
for Losses arising under Sections 9.1(a) and 9.1(b) only to the extent that the aggregate amount thereof exceeds $400,000 and written notice of a claim therefor is given within 18 months following the First Closing Date specifying the specific representation, warranty or covenant which was breached, the specific nature of such breach and the amount of the Losses for which such indemnification is sought.

               (d)  In no event shall a party be liable for
(i) consequential, exemplary or punitive damages or (ii) damages resulting from a failure of a representation or warranty of such party to be true and correct in all material respects if the other party is advised of such failure prior to the First Closing, such failure was not known at the time such representation or warranty was made and the other party, after being advised of such failure, nevertheless proceeds to consummate the transactions contemplated by this Agreement. Nothing herein shall relieve Hexcel of its obligations under Article VI hereof.

          9.2  Liquidated Damages.  In the event of a
material breach by Purchaser of this Agreement and the termination of this Agreement by Hexcel pursuant to Section 6.1(b) by reason thereof, the parties agree that Hexcel's damages are not readily susceptible of quantification or calculation and that, accordingly, Purchaser shall pay to Hexcel, as liquidated damages and not as a penalty, the sum of $1,250,000 and Purchaser shall not be entitled to any reimbursement under Section 6.4 for any of its expenses. The foregoing shall constitute Hexcel's sole and exclusive remedy for such breach by Purchaser, other than Hexcel's right to terminate this Agreement as provided herein.

          9.3 Financial Advisors. Hexcel agrees to pay and discharge any compensation payable to any broker, finder or financial advisor, who acted directly or indirectly for Hexcel or any Subsidiary in connection with this Agreement or the transactions described herein.


ARTICLE X

MISCELLANEOUS

          10.1 Survival of Representations and Warranties. The representations and warranties contained in this Agreement shall survive the First Closing for a period of 18 months, regardless of any investigation made by the parties hereto. From and after the First Closing, a party's exclusive remedy for breach of any representation or warranty or other provision of this Agreement shall be as set forth in Article IX hereof.

          10.2 Certain Definitions. As used herein the following terms have the respective meaning indicated (such meaning to be equally applicable to the singular and plural terms).

          "Acquisition Transaction" is defined in Section
6.2(a).

          "Act" is defined in Section 7.2(i).

          "Agreement" is defined in the opening paragraph of this Stock Subscription and Standby Purchase Agreement.

          "Approval Motion" is defined in Section 5.1.

          "Approval Order" is defined in Section 5.1.

          "Balance Sheet" is defined in Section 2.5.

          "Balance Sheet Date" is defined in Section 2.5.

          "Bankruptcy Code" is defined in the first recital.

          "Bankruptcy Court" is defined in the first recital.

          "Bankruptcy Rules" is defined in Section 2.2(b).

          "Board of Directors" means the board of directors of Hexcel.

          "Break-up Fee" is defined in Section 6.2(c).

          "Break-up Fee Event" is defined in Section 6.2(c).

          "Case" is defined in the first recital.

          "Claims Register" means the claims register maintained for the Case pursuant to Bankruptcy Rule 5003.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Confirmation Order" is defined in Section 5.3.

          "Contract" means any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage, license, franchise, insurance policy, commitment or other arrangement or agreement, whether written or oral.

          "Creditors' Committee" has the meaning specified in the Plan.

          "Disclosure Documents" means the Disclosure
Statement, the Plan, and Hexcel's First Amended Schedules of
Assets and Liabilities as filed with the Bankruptcy Court pursuant to Bankruptcy Rule 1007 as amended through the date hereof.

          "Disclosure Statement" means Hexcel's disclosure statement, dated July 27, 1994, including all schedules and exhibits thereto, a copy of which has been delivered to Purchaser prior to the execution of this Agreement.

          "Disclosure Statement Order" is defined in Section
5.2.

          "ECRA" means the New Jersey Environmental Clean-Up
Responsibility Act.

          "Effective Date" has the meaning specified in the Plan.

          "Employee Benefit Plan" is defined in Section
2.13(a).

          "Environmental Claim" means any notice of violation, action, claim, Lien, demand, abatement or other Order or direction (conditional or otherwise) by any Governmental Body or any Person for personal injury (including sickness, disease or death), tangible or intangible property damage, damage to the environment, nuisance, pollution, contamination or other adverse effects on the environment, or for fines, penalties or restrictions resulting from or based upon (a) the existence, or the continuation of the existence, of a Release (including, without limitation, sudden or non-sudden accidental or non-accidental Releases) of, or exposure to, any Hazardous Material or other substance, chemical, material, pollutant, contaminant, odor, audible noise, or other Release in, into or onto the environment (including, without limitation, the air, soil, surface water or groundwater) at, in, by, from or related to the Facilities or any activities conducted thereon; (b) the environmental aspects of the transportation, storage, treatment or disposal of Hazardous Materials in connection with the operation of the Facilities; or (c) the violation, or alleged violation, of any Environmental Laws, Orders or Permits of or from any Governmental Body relating to environmental matters connected with the Facilities.

          "Environmental Law" means any Law concerning
Releases into any part of the natural environment, or activities that might result in damage to the natural environment, or any Law that is concerned in whole or in part with the natural environment and with protecting or improving the quality of the natural environment and protecting public and employee health and safety and includes, but is not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") (42 U.S.C. 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. 6901 et seq.), the Clean Water Act (33 U.S.C. 1251 et seq.), the Clean Air Act (42 U.S.C. 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. 136 et seq.) and the Occupational Safety and Health Act (29 U.S.C. 651 et seq.) ("OSHA"), as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and any and all analogous state or local statutes, and the regulations promulgated pursuant thereto, and any and all treaties, conventions and environmental public and employee health and safety statutes and regulations or analogous requirements of non-United States jurisdictions in which Hexcel or any of its Subsidiaries conducts any business.

          "Environmental Permit" means any Permit, approval, authorization, license, variance, registration, or permission required under any applicable Environmental Laws and all supporting documents associated therewith.

          "ERISA" is defined in Section 2.13(a).

          "ERISA Affiliate" is defined in Section 2.13(b).

          "Exchange Act" is defined in Section 2.8.

          "Facilities" means real property owned, leased or operated by Hexcel or any of the Subsidiaries.

          "FASB 95" means statement of Financial Accounting
Standard No. 95 promulgated by the Financial Accounting
Standards Board.

          "Final Order" has the meaning specified in the Plan.

          "Financial Statement" is defined in Section 2.5.

          "First Closing" is defined in Section 1.3.

          "First Closing Date" is defined in Section 1.3.

          "Fully Diluted New Shares" means, without duplication, the Initial Shares, the Offered Shares and all shares of New Common Stock issuable under Sections 4.6, 4.9,
4.10 and 4.11 of the Plan.

          "Governmental Body" means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

          "Hazardous Materials" means any substance, material or waste which is regulated by any local, state or federal Governmental Body in the jurisdiction in which Hexcel or any Subsidiary conducts business, including, without limitation, any material or substance which is defined as a "hazardous waste," "hazardous material,"
"hazardous substance," "extremely hazardous waste" or "restricted hazardous waste," "subject waste,"
"contaminant," "toxic waste" or "toxic substance" under any provision of Environmental Law, including but not limited to, petroleum products, asbestos and polychlorinated biphenyls.

          "Hexcel" is defined in the opening paragraph of this Agreement.

          "Hexcel Indemnified Parties" is defined in Section
9.1(b).

          "HSR Act" is defined in Section 7.1(c).

          "Initial Shares" is defined in Section 1.1.

          "Intellectual Property" is defined in Section
2.11.

          "ISRA" means the New Jersey Industrial Site
Recovery Act.

          "Law" means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement or guideline, including environmental, ERISA and laws with respect to any and all Taxes.

          "Legal Proceeding" means any judicial,
administrative or arbitral actions, suits, proceedings
(public or private), claims or governmental proceedings.

          "Lien" means any lien, pledge, hypothecation, levy, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, or other real estate declaration, covenant, condition, restriction or servitude, transfer or voting restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

          "Losses" is defined in Section 9.1(a).

          "Material Adverse Change" means any material adverse change in the business, properties, results of operations, prospects or condition (financial or otherwise) of Hexcel and its Subsidiaries taken as a whole.

          "Material Subsidiaries" means Hexcel S.A. (a
Belgian corporation) and Hexcel S.A. (a French corporation).

          "Multiemployer Plan"  is defined in Section
2.13(a).

          "Multiple Employer Plan" is defined in Section
2.13(a).

          "New Common Stock" means shares of common stock, par value $.01 per share, of reorganized Hexcel.

          "1986 Rights Agreement" means the Rights
Agreement, dated August 14, 1986, between Hexcel and The
Bank of California.

          "Offered Shares" is defined in the third recital.

          "Old Common Stock" means currently issued and outstanding shares of common stock, par value $.01 per share, of Hexcel.

          "Order" means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award.

          "PBGC" is defined in Section 2.13(d).

          "Permits" means any approval, authorization, consent, license, permit or certificate of or by any Governmental Body.

          "Permitted Exceptions" means (a) statutory liens for current taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve is established therefor; (b) mechanics', carriers', workers', repairers' and similar Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition of the property so encumbered or Hexcel and the Subsidiaries taken as a whole; (c) zoning, entitlement and other land use and environmental regulations by Governmental Bodies, provided that such regulations have not been violated; and (d) such other imperfections in title, charges, easements, restrictions and encumbrances that in the aggregate could not reasonably result in a Material Adverse Change.

          "Permitted Liens" means (a) those Liens disclosed in the Disclosure Statement; (b) Liens in favor of CIT Group/Business Credit, Inc. securing Hexcel's debtor-in-possession financing; (c) Liens securing the financing contemplated by Section 7.1(g); (d) capital leases; (e) Liens which in the aggregate are not material to Hexcel and its Subsidiaries taken as a whole; (f) those Liens related to the Belgian financing referred to Section 7.1(j); (g) pledges or deposits securing obligations under workers' compensation, unemployment insurance, social security or public liability laws or similar legislation; (h) pledges or deposits securing utility payments, bids, tenders, contracts (other than contracts for the payment of borrowed money) or leases to which Hexcel or any of its Subsidiaries is a party as lessee, made in the ordinary course of business; (i) deposits securing public or statutory obligations of Hexcel or any of its Subsidiaries; (j) deposits securing or in lieu of surety, appeal or customs bond or proceedings to which Hexcel or any of its Subsidiaries is a party; (k) Liens arising by statute; (l) Liens securing indebtedness reflected in the Disclosure Statement; (m) Liens arising from or in connection with any leases of real or personal property; (n) any agreement regarding the voting of stock owned by Hexcel in American Body Armor; (o) any voting or other restrictions applicable to joint venture interests owned by Hexcel or its Material Subsidiaries; and (p) Liens on inventory purchased by Hexcel under consignment arrangements.

          "Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental
Body or other entity.

          "Plan" means Hexcel's plan of reorganization, dated July 27, 1994, a copy of which has been delivered to Purchaser prior to the execution of this Agreement.

          "Purchase Price" is defined in Section 1.1.

          "Purchaser" is defined in the opening paragraph of this Agreement.

          "Purchaser Indemnified Parties" is defined in
Section 9.1(a).

          "Purchaser Representatives" is defined in Section
4.1.

          "Purchaser SEC Documents" is defined in Section
3.6.

          "Qualified Plan" is defined in Section 2.13(c).

          "Registration Rights Agreement" means the
Registration Rights Agreement in substantially the form of
Exhibit V hereto.

          "Release" means any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration into the indoor or outdoor environment, or into or out of any property owned, operated or leased by Hexcel or any Subsidiary, including the movement of any Hazardous Material or other substance through or in the air, soil, surface water, groundwater, or property.

          "Remedial Action" means all actions, including, without limitation, any capital expenditures, required or voluntarily undertaken to (a) clean up, remove, treat, or in any other way address any Hazardous Material or other substance in the indoor or outdoor environment; (b) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material or other substance so it does not migrate or endanger or threaten to endanger public health or welfare of the indoor or outdoor environment; (c) perform pre-remedial studies and investigations or post-remedial monitoring and care; or (d) bring any Facility into compliance with all Environmental Laws and Environmental Permits.

          "Rights Offering" is defined in the third recital.

          "SEC" is defined in Section 2.8.

          "SEC Documents" is defined in Section 2.8.

          "Second Closing" is defined in Section 1.3(b).

          "Second Closing Date" is defined in Section
1.3(b).

          "Securities Act" is defined in Section 2.8.

          "Software" means any electronic data processing system, information system, computer software program, program specification chart, procedure, source code, input data, routine, database, report layout, format, record file layout, diagram, functional specification, narrative description, flow chart or other related material.

          "Standby Purchase Price" is defined in Section
1.1.

          "Submission Date" is defined in Section 5.2(a).

          "Subsidiary" means any Person of which a majority of the outstanding voting securities are owned directly or indirectly by Hexcel.

          "Tax Affiliates" is defined in Section 2.9(a).

          "Taxes" means all taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) and shall include any transferee liability in respect of Taxes.

          "Tax Return" means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes.

          "Unpurchased Shares" is defined in the fourth recital.

          10.3 Further Assurances. Hexcel and Purchaser each agrees to execute and deliver such other documents or agreements as may be necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

          10.4  Restrictive Legend; Resales.  All
certificates representing shares issued pursuant to this Agreement shall have stamped, printed or typed thereon a legend substantially in the following form:

"THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM."

Purchaser agrees that it will not sell or otherwise dispose of any of such shares except in compliance with applicable law. Purchaser shall be entitled to have such legend removed as provided in the Registration Rights Agreement.

          10.5 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto), together with the related confidentiality agreement to which Purchaser is subject, represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the parties hereto. No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

          10.6  Governing Law.  This Agreement shall be
governed by and construed in accordance with the law of the State of New York without giving effect to the principles of conflict of laws thereunder, except to the extent inconsistent with the Bankruptcy Code.

          10.7 Table of Contents and Headings. The table of contents and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

          10.8  Notices.  All notices and other
communications under this Agreement shall be in writing and shall be deemed given when delivered personally, telecopied or mailed by certified mail, return receipt requested, to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

          If to Hexcel, to:

               Hexcel Corporation
               5794 W. Las Positas Boulevard
               Pleasanton, California  94588
               Attention:  Rodney Jenks, Esq.
               Facsimile:  (510) 734-8611

          With a copy to:

               Kronish, Lieb, Weiner & Hellman
               1114 Avenue of the Americas
               New York, New York  10036
               Attention:  Chet F. Lipton, Esq.
               Facsimile:  (212) 479-6275

          If to Purchaser, to:

               Mutual Series Fund, Inc.
               51 John F. Kennedy Parkway
               Short Hills, New Jersey  07078
               Attention:  Peter Langerman
               Facsimile:  (201) 912-0147

          With a copy to:

               Weil, Gotshal & Manges
               767 Fifth Avenue
               New York, New York  10153
               Attention:  Ronald F. Daitz, Esq.
               Facsimile:  (212) 310-8007

All notices are effective upon receipt or upon refusal if properly delivered.

          10.9 Knowledge. The phrase "best knowledge", the word "knowledge" and similar qualifications used herein with respect to a Person, means the knowledge of the executive officers of such Person after due investigation.

          10.10  Severability.  If any provision of this
Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

          10.11 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a party to this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made by either Hexcel or Purchaser (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

          10.12  No Third Party Beneficiary.  It is
understood and agreed between the parties hereto that this Agreement and the representations, warranties and covenants made herein are made expressly and solely for the benefit of the other party hereto (or their respective successors or permitted assigns), and that no other Person shall be entitled or be deemed to be a third-party beneficiary of any party's rights under this Agreement.

          10.13  Amendments to Plan and Disclosure
Statement.  Amendments to the Plan or the Disclosure
Statement shall not be deemed to modify the parties' obligations hereunder, Hexcel's representations or warranties contained in this Agreement or any of the conditions contained herein to Purchaser's obligation to consummate the First Closing or the Second Closing, unless expressly agreed to by Purchaser in writing in the particular case.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

               HEXCEL CORPORATION


               By:   /s/ Robert D. Krumme
               Vice Chairman



               MUTUAL SERIES FUND INC.



                By:  /s/ Peter A. Langerman
               Executive Vice President

EXHIBITS AND SCHEDULES OMITTED

EXHIBIT C


















REGISTRATION RIGHTS AGREEMENT

DATED AS OF _______ __, 1994

BETWEEN

HEXCEL CORPORATION

AND

MUTUAL SERIES FUND INC.

TABLE OF CONTENTS


PAGE

ARTICLE I

DEFINITIONS  1
Section 1.1.  Definitions  1

ARTICLE II

REGISTRATION RIGHTS  3
Section 2.1.  Registration upon Request  3
Section 2.2.  Piggyback Registration  4
Section 2.3.  Registration Procedures  7
Section 2.4.  Preparation; Reasonable Investigation 16
Section 2.5.  Indemnification 16
Section 2.6.  Contribution 20
Section 2.7.  Nominees of Beneficial Owners 21
Section 2.8.  Restrictions on Sale of Securities by the
                Company and Others 22

ARTICLE III

OTHER TRANSFERS 22
Section 3.1.  Removal of Restrictive Legends 22

ARTICLE IV

MISCELLANEOUS 23
Section 4.1.  Effectiveness 23
Section 4.2.  Submission to Jurisdiction; Consent to
                Service of Process 23
Section 4.3.  Specific Enforcement; Other Remedies 23
Section 4.4.  Severability 24
Section 4.5.  Notices 24
Section 4.6.  Entire Agreement 25
Section 4.7.  Amendments 25
Section 4.8.  Descriptive Headings; References 25
Section 4.9.  Governing Law 25
Section 4.10. Successors and Assigns 25

REGISTRATION RIGHTS AGREEMENT


          REGISTRATION RIGHTS AGREEMENT dated as of ____ __,
1994 (the "Agreement") between HEXCEL CORPORATION, a
Delaware corporation (the "Company"), and MUTUAL SERIES FUND
INC., a Maryland corporation ("Mutual").

W I T N E S S E T H:

          WHEREAS, the Company and Mutual have entered into a Stock Subscription and Standby Purchase Agreement dated July __, 1994 (the "Subscription Agreement"), pursuant to which, upon the terms and subject to the conditions set forth therein, the Company issued and sold, and Mutual has subscribed for and purchased, shares of the Company's common stock; and

          WHEREAS, to induce Mutual to enter into the Subscription Agreement, the Company has agreed to provide the registration rights set forth in this Agreement;

          NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:


ARTICLE I

DEFINITIONS


          Section 1.1.  Definitions.  (a) Unless otherwise
defined herein, capitalized terms used herein have the meanings set forth in the Subscription Agreement.

          (b) "Registration Expenses" means all out-of-pocket expenses incident to the Company's performance of, or compliance with, Article II hereof, including, without limitation, all registration and filing fees (including filing fees with respect to the SEC and the National Association of Securities Dealers, Inc.), all fees and expenses of qualifying under or complying with securities or "blue sky" laws in United States jurisdictions (including fees and disbursements of underwriters' counsel in connection with "blue sky" qualifications, including any memorandum or survey with respect thereto) and determination of the Registrable Securities eligibility for investment under the laws of the jurisdictions designated by the managing underwriter or underwriters, all listing fees, all printing expenses, all messenger, telephone and delivery expenses, all registrars' and transfer agents' fees, the fees and disbursements of counsel for the Company, of its independent public accountants, including the expenses of any audits and/or 'cold comfort' letters required by or incident to such performance and compliance, and of other Persons retained by the Company and any fees and disbursements of underwriters customarily paid by issuers of securities but excluding (x) fees and disbursements of separate counsel to any seller of Registrable Securities, and (y) discounts, commissions or fees of underwriters, selling brokers, dealer managers, sales agents or similar securities industry professionals relating to the distribution of Registrable Securities and applicable transfer taxes, if any, which shall be borne by the sellers of the Registrable Securities being registered in all cases.

          (c) "Registrable Securities" means (i) any and all shares of New Common Stock ("Shares") received by Mutual on the First Closing Date and the Second Closing Date and
(ii) any other securities issued or issuable with respect to any Shares by way of a stock dividend or stock split or in connection with a combination, exchange, reorganization, recapitalization or reclassification of the Company's securities or pursuant to a merger, consolidation or other similar business combination involving the Company. As to any particular Registrable Securities, such securities shall cease to constitute Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have been declared effective under the Securities Act and such securities shall have been disposed of in accordance with a method of disposition contemplated by the registration statement, (ii) such securities shall have been sold in satisfaction of all applicable conditions to the resale provisions of Rule 144 under the Securities Act (or any successor provision thereto), (iii) such securities shall have been transferred, new certificates evidencing such securities without legends restricting further transfer shall have been delivered by the Company, and subsequent public distribution of such securities shall neither require registration under the Securities Act nor qualification (or any similar filing) under any state securities or "blue sky" law then in effect, or (iv) such securities shall have ceased to be outstanding.


ARTICLE II

REGISTRATION RIGHTS


          Section 2.1.  Registration upon Request. (a)
Subject to the provisions of this Section 2.1, at any time during the period commencing on the First Closing Date and ending on the earlier of (x) the fifth anniversary of the Second Closing Date and (y) the first date on which there are no Registrable Securities (the "Demand Registration Period"), upon the written request of Mutual requesting that the Company effect the registration under the Securities Act of Registrable Securities representing (i) the greater of
(A) at least 20% of the then outstanding Registrable Securities or (B) at least 10% of the Registrable Securities outstanding on the Second Closing Date or (ii) all of the Registrable Securities then held by Mutual, and specifying the intended method or methods of disposition of such Registrable Securities, the Company shall use its best efforts to effect the registration of such Registrable Securities under the Securities Act, as soon as possible, for the disposition (in accordance with such intended method or methods) of the Registrable Securities so to be registered (any such registration is hereinafter referred to as a "Demand Registration").

          (b) The Company shall be required to effect only three Demand Registrations; provided, however, that in the event Mutual acquires shares of New Common Stock on the Second Closing Date for an aggregate purchase price of at least (i) $7,000,000, if Class 9 under the Plan accepts the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code or (ii) $5,000,000, if Class 9 under the Plan does not accept the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code, the Company shall be required to effect an additional two Demand Registrations.

          (c)  The Company shall not be deemed to have
effected a Demand Registration pursuant to this Section 2.1 unless the registration statement in respect thereof is declared effective under the Securities Act; provided, however, that a Demand Registration shall be deemed to have been effected by the Company if the registration does not become effective after the Company has filed a registration statement with respect thereto solely due to the refusal of Mutual to proceed.

          (d) If the Company shall have previously effected a Demand Registration pursuant to this Section 2.1, or if any Registrable Securities of Mutual are registered in a Piggyback Registration (as hereinafter defined) pursuant to
Section 2.2 hereof, the Company shall not be required to effect a subsequent Demand Registration until a period of at least 180 days shall have elapsed from the effective date of the registration statement used in connection with such previous registration statement.

          (e)  The Company shall pay all Registration
Expenses in connection with the registration of Registrable
Securities pursuant to this Section 2.1.

          Section 2.2. Piggyback Registration. (a) If the Company at any time prior to the expiration of the Demand Registration Period proposes to register or, upon receipt of Mutual's request for a Demand Registration the Company desires to register, any of its equity securities under the Securities Act (other than a registration on Form S-4 or S-8 or the equivalent thereof) to be offered for cash or cash equivalents in a managed public offering, it shall each such time give prompt written notice to each holder of Registrable Securities who has agreed to be bound by this Agreement, as provided in Section 4.10, of its intention to do so, describing such securities and specifying the form and manner and the other relevant facts involved in such proposed registration (including, without limitation, the identity of the managing underwriter and whether such offering will be pursuant to a "best efforts" or "firm commitment" underwriting). Upon the written request of any such holder delivered to the Company within 20 days after such notice shall have been given to such holder (which request shall specify the Registrable Securities intended to be disposed of by such holder and the intended method of disposition thereof), the Company shall use its best efforts to effect the registration under the Securities Act, as expeditiously as is reasonable, of all Registrable Securities that the Company has been so requested to register by such holder (in accordance with the intended methods of distribution thereof as aforesaid) (such registration being hereafter referred to as a "Piggyback Registration"); provided, however, that:
                         (i)       (A) if, at any time after
giving such written notice of its intention to register any of such securities and prior to the effective date of the registration statement filed in connection with such Piggyback Registration, the Company shall determine for any reason not to register or to delay the registration of such securities, the Company may, at its election, give written notice of such determination to each holder of Registrable Securities requesting inclusion of Registrable Securities in such registration, and (x) in the case of a determination not to register, the Company shall be relieved of its obligation to register any Registrable Securities in connection with such Piggyback Registration (but not from its obligation to pay the Registration Expenses in connection therewith to the extent provided in Section 2.2(b)), without prejudice, however, to the right of Mutual to request that such registration be effected as a Demand Registration under and pursuant to all of the terms and conditions of Section 2.1, and (y) in the case of a determination to delay registering, the Company shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities, or (B) in the event that the registration statement has been declared effective and the Company determines that a Disadvantageous Condition (as hereinafter defined) exists, upon the delivery of written notice to each such holder, the Company shall, subject to discontinuance of sales of all other securities covered by such registration statement, be entitled to suspend the effectiveness of such statement or, without suspending such effectiveness, to request that each such holder forthwith discontinue the disposition of such Registrable Securities and each such holder agrees that it will discontinue the disposition of such Registrable Securities pursuant to such registration statement and thereupon the Company shall be relieved of its obligation under this Section 2.2 with respect to such registration (but not from its obligation to pay the Registration Expenses in connection therewith to the extent provided in Section 2.2(b)), without prejudice, however, to the rights of Mutual to request that such registration be effected as a Demand Registration under and pursuant to all of the terms and conditions of Section 2.1;

                    (ii)      if the managing underwriter of
such proposed Piggyback Registration offering shall advise the Company in writing that, in the judgment of such managing underwriter, the inclusion in any registration statement pursuant to this Section 2.2 of some or all of the Registrable Securities sought to be registered by Persons other than the Company creates a substantial risk that the proceeds or price per unit the Company or Persons other than the Company will derive from such registration will be reduced and/or that the number of securities to be registered (including those sought to be registered at the instance of the Company and any other party entitled to participate in such registration) is too large a number to be reasonably sold, or the managing underwriter of such underwritten offering shall inform the Company in writing of its opinion that the number of securities requested to be included in such registration would materially affect its ability to effect such offering (such opinion to state the reasons therefor and the approximate number of securities which may be included in such offering without such effect), the Company will include in such registration to the extent of the number which the Company is so advised can be sold in such offering the number of securities sought to be registered by each seller (which term shall include the Company and Mutual and any other holder of securities included in such registration) (A) first, the securities the Company proposes to sell, (B) second, the Registrable Securities held by Mutual requested to be included in such registration, (C) third, the Registrable Securities held by other holders of Registrable Securities requested to be included in such registration, pro rata, based on the respective holdings of Registrable Securities requested to be included in such registration by such other holders (D) fourth the securities proposed to be sold by any other holder;

                    (iii)     if the managing underwriter of
such proposed Piggyback Registration offering shall advise the Company in writing that, in the judgment of such managing underwriter, the inclusion of any Registrable Securities in such offering of a type, class or series, as the case may be, different from that of the securities originally intended to be included in such offering would adversely affect the success of the offering of such securities originally intended to be so included, then the Company shall promptly advise Mutual thereof and may require, by written notice to Mutual accompanying such advice, that such different Registrable Securities be excluded from such offering to the extent the inclusion thereof could adversely affect such offering; and

                    (iv)      the Company shall not be
obligated to effect any registration of Registrable Securities under this Section 2.2 that is incidental to the registration of any of its securities in connection with any merger, acquisition, exchange offer, dividend reinvestment plan or stock option or other employee or non-employee director benefit plan or consultant benefit plan (regardless of whether or not on Form S-4 or S-8).

          (b)  The Company shall pay all Registration
Expenses in connection with the registration of Registrable
Securities pursuant to this Section 2.2.

          Section 2.3. Registration Procedures. (a) If and whenever the Company is required to use its best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Sections 2.1 and 2.2, the Company shall, subject to the limitations otherwise provided in this agreement, as expeditiously as is reasonable:

                    (i)       prepare and file with the SEC
on any appropriate form a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective; provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, including documents incorporated by reference after the initial filing of any registration statement, the Company will furnish to counsel selected by Mutual and the underwriters copies of all such documents proposed to be filed sufficiently in advance of filing to provide them with a reasonable opportunity to review such documents and comment thereon;

                    (ii)      prepare and file with the SEC
such amendments (including post-effective amendments) and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities and other securities covered by such registration statement until the earlier of (A) such time as all such Registrable Securities and other securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement and
(B) (x) in the case of any Demand Registrations and Piggyback Registrations, the expiration of 90 days from the date such registration statement first becomes effective (unless the Registrable Securities registered thereunder have been sold or disposed of prior to the expiration of such 90-day period) (exclusive of any period during which Mutual was prohibited from disposition of Registrable Securities by reason of the occurrence of any event described in Sections 2.3(e)(iv), (v) or (vii) (to the extent that the occurrence of any such events shall have interfered with the distribution) or any period during which the prospectus included therein shall not meet the requirements of Section 10 of the Securities Act);

                    (iii)     furnish to each seller and to
any underwriter of such Registrable Securities such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such registration statement
(including each preliminary prospectus and any summary prospectus), in conformity with the requirements of the Securities Act, such documents incorporated by reference in such registration statement or prospectus, and such other documents, as such seller or underwriter may reasonably request in order to facilitate the sale or disposition of such Registrable Securities;

                    (iv)      use its best efforts to
register or qualify all Registrable Securities and other securities covered by such registration statement under such other securities or "blue sky" laws of such jurisdictions in the United States as each seller or any underwriter shall reasonably request, and do any and all other acts and things that may be necessary to enable such seller or any underwriter to consummate the disposition in such jurisdictions of its Registrable Securities covered by such registration statement, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, or subject itself to taxation in respect of doing business in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

                    (v)       cause such Registrable
Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities in the United States as may be necessary to enable each seller or any underwriter to consummate the disposition of such Registrable Securities;

                    (vi)      furnish to each seller of
Registrable Securities a signed counterpart, addressed to such seller and the underwriters of (1) an opinion of counsel for the Company, dated the date of the closing under the underwriting agreement, and (2) a "cold comfort" letter signed by the independent public accountants who have issued a report on the Company's financial statements included in such registration statement, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuers' counsel and in accountants' letters delivered to underwriters in underwritten public offerings of securities;

                    (vii)     promptly notify each seller of
Registrable Securities, their counsel and the managing underwriters, if any, and (if requested by any such Person) confirm such notice in writing, (A) when a prospectus or any prospectus supplement or post-effective amendment relating to such registration statement has been filed and, with respect to a registration statement referred to in Section
2.1 or 2.2 or any post-effective amendment, when the same has become effective, (B) of any request by the SEC for amendments or supplements to a registration statement referred to in Section 2.1 or 2.2 or related prospectus or for additional information, (C) of the issuance by the SEC of any stop order suspending the effectiveness of a registration statement referred to in Section 2.1 or 2.2 or the initiation of any proceedings for that purpose, (D) if at any time the representations and warranties of the Company contained in agreements contemplated by Section 2.3(c) cease to be true and correct and (E) of the receipt by the Company of any notification with respect to the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

                    (viii)    in the event of the issuance
of a stop order suspending the effectiveness of a registration statement referred to in Section 2.1 or 2.2 or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction, make reasonable efforts to obtain the withdrawal of such stop order or the lifting of such suspension as soon as reasonably practicable;

                    (ix)      immediately notify each seller
of Registrable Securities covered by such registration statement, their counsel and the managing underwriters at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement (or deemed to be included in such registration statement if the registration statement, at the time it is declared effective, omits certain information pursuant to Rule 430A of the Securities Act), as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing or if it is necessary to amend or supplement such prospectus to comply with law, and at the request of any such seller and any underwriter prepare and furnish to such seller and the underwriters a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and shall otherwise comply in all material respects with law and so that such prospectus, as amended or supplemented, shall comply with law;

                    (x)       comply with all applicable
rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, but not later than 50 days after the close of the period covered thereby (105 days in the case when the period covered corresponds to a fiscal year of the Company), earnings statements of the Company (satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 as promulgated thereunder), covering a period of 12 months beginning after the effective date of the registration statement (but beginning not later than the first day of the Company's fiscal quarter next following such effective date);

                    (xi)      use its best efforts to cause
all Registrable Securities covered by such registration statement as are of the same class as a class then listed on such exchange to be listed on a national securities exchange or approved for trading in the National Market System if such Registrable Securities are not already so listed or so approved and on each securities exchange on which similar securities issued by the Company are then listed, if the listing of such Registrable Securities is then permitted under the rules of such exchange;

                    (xii)     provide a transfer agent and
registrar for all such Registrable Securities covered by such registration statement not later than the effective date of such registration statement;

                    (xiii)    issue to any underwriter to
which any seller may sell such Registrable Securities in connection with any such registration (and to any direct or indirect transferee of any such underwriter) certificates representing such Registrable Securities without the legends described in Section 10.4 of the Subscription Agreement.

          Upon the Company's request, each seller of Registrable Securities as to which any registration is being effected shall promptly furnish the Company with such information regarding such seller and the distribution of such securities as the Company may reasonably request in writing and as shall be required by law or by the SEC in connection therewith.

          Mutual shall have the right to require the insertion of language in the registration statement covering such Registrable Securities as Mutual desires to sell, in form and substance satisfactory to Mutual, to the effect that the holding by Mutual of such securities is not to be construed as a recommendation by Mutual of the investment quality of the Company's securities covered thereby, or in the event that such reference to Mutual by name or otherwise is not required by the Securities Act or any similar Federal statute then in force or by any regulations thereunder, or by the SEC or any "blue sky" laws, or any regulations thereunder, for any jurisdiction in which such securities are offered, the deletion of the reference to Mutual.

          (b) In the event that, (A) the Board of Directors of the Company, or an appropriate committee thereof, determines, in its good faith judgment, that the registration of Registrable Securities pursuant to Section
2.1 (x) would interfere in a material respect with any pending or anticipated material merger, acquisition or divestiture involving the Company or either Material Subsidiary or (y) would materially and adversely impact any material financing activity or (B) if 66-2/3% of the directors present at a duly convened meeting of the Board of Directors at which a quorum is present determines that, in its good faith judgment, the registration of Registrable Securities would require the disclosure of material information which the Company has a bona fide and significant business purpose for preserving as confidential, or (C) if financial statements required to be included or incorporated in the registration statement have not been prepared or are not otherwise available at the time (each event referred to in clause (A), (B) or (C) of this Section 2.3(b) being a "Disadvantageous Condition"), then, notwithstanding any other provision of this Article II, upon the giving of a written notice (a "Delay Notice") to such effect to each such seller, the Company (1) in the event that the registration statement has been filed, but has not yet been declared effective, shall be entitled to cause such registration statement to be withdrawn and shall be entitled not to file a substitute registration statement, or (2) in the event that the registration statement has been declared effective, shall be entitled to suspend the effectiveness of such statement or, without suspending such effectiveness, to request that the sellers of Registrable Securities forthwith discontinue the disposition of such Registrable Securities or (3) in the event no registration statement has yet been filed, shall be entitled not to file any such registration statement, until, in the case of each of (1), (2) and (3) above, the earlier of (the "Resumption Date") (i) the expiration of a 90-day period from the date the Delay Notice was given or (ii) the date on which (w) the Company next files with the SEC a report or makes any other public disclosure of the information referred to in clause (B) of this Section 2.4(b) or otherwise determines that there is no bona fide business purpose for keeping such information confidential, (x) the Board of Directors determines that the Disadvantageous Condition referred to in clause (A) of this
Section 2.3(b) no longer exists, or (y) the financial statements referred to in clause (C) of this Section 2.4(b) have been prepared or are otherwise available. Promptly following the Resumption Date, the Company shall deliver a notice (a "Resumption Notice") to each seller of Registrable Securities to be included in such registration statement stating that such public disclosure or determination has been made or such financial statements have been prepared or are available, as the case may be. If a registration statement was withdrawn or was not filed, the Company shall use its best efforts to effect the registration under the Securities Act, as soon as possible after the date the Resumption Notice was given, of the Registrable Securities included or to be included in such registration statement, unless Mutual by written notice (the "Discontinuance Notice") to the Company requests that the Company not effect such registration. If a registration statement was declared effective and either (i) the period between the Delay Notice and the Resumption Date exceeds 60 days, or (ii) Mutual determines in good faith that there has been an adverse change in market conditions for the Registrable Securities between the Delay Notice and the Resumption Date, then Mutual may, by delivery of a Discontinuance Notice, request the Company to withdraw such registration statement and such registration statement shall not be deemed to have been effected by the Company for the purposes of Section 2.1 hereof. If a registration statement was declared effective and is not withdrawn pursuant to a Discontinuance Notice or otherwise, the Company shall furnish, as promptly as reasonably practicable after the date the Resumption Notice was given, to each seller of such Registrable Securities such number of copies of the prospectus included in such registration statement (including any amendments or supplements thereto), which prospectus (as amended or supplemented) shall be in conformity with the requirements of the Securities Act, as such seller may reasonably request in order to facilitate the sale or disposition of such Registrable Securities.
          (c) If requested by the underwriters for any offering of Registrable Securities pursuant to a registration requested under Section 2.1 or 2.2, the Company shall enter into an underwriting agreement with such underwriters for such offering, such agreement to contain such representations and warranties by the Company and such other terms and conditions as are customarily contained in underwriting agreements with respect to secondary distributions, including, without limitation, indemnities and contribution to the effect and to the extent provided in
Section 2.5 and the provision of opinions of counsel and accountants' letters to the effect and to the extent provided in Section 2.3(a)(vi) and, in the case of a registration under Section 2.1 or 2.2, to be reasonably satisfactory in form, to the extent then customary in registration right agreements, and substance to Mutual. In the case of a registration under Section 2.1 or 2.2 the sellers shall be a party to any such underwriting agreement and the representations and warranties by, and other agreements on the part of, the Company to and for the benefit of the underwriters also shall be made to and for the benefit of the sellers.

          (d) In the event of any underwritten offering under a registration pursuant to Section 2.1 or 2.2, Mutual agrees, if so required by the managing underwriters and to the extent timely notified in writing by the Company or by the managing underwriter or underwriters, not to effect any public sale or distribution (including any sale pursuant to Rule 144 under the Securities Act) of Registrable Securities or securities convertible into, or exchangeable or exercisable for, any Registrable Securities (other than as part of such offering) within seven days prior to the effective date of the registration statement with respect to such offering and 150 days after the effective date of such registration statement.

          (e)  Each seller of Registrable Securities will:

                    (i)       execute a power of attorney
appointing one or more attorneys designated by the sellers of the majority of the Registrable Securities included in the registration statement, which attorney shall be authorized, on customary terms, to execute any agreement
(including in an underwritten offering an underwriting agreement in customary form) on behalf of each such seller and to otherwise act for such seller in connection with the offering of Registrable Securities;

                    (ii)      enter into any agreement
(including in an underwritten offering an underwriting agreement in customary form, it being understood that, if in the Company's reasonable judgment representations and warranties by such sellers are necessary, such agreement may contain such representations and warranties by such sellers as are customarily contained in underwriting agreements with respect to secondary distributions) with the Company, the other sellers of Registrable Securities and the underwriters;

                    (iii)     execute and complete all
questionnaires and other documents required by such power of attorney or such agreement to be executed by such seller;

                    (iv)      upon receipt of any notice
from the Company of the happening of any event of the kind described in Section 2.3(a)(ix), forthwith discontinue disposition of the Registrable Securities pursuant to the registration statement covering such Registrable Securities until each such seller's receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.3(a)(ix) and, if so directed by the Company, each such seller shall deliver to the Company all copies, other than permanent file copies then in each such seller's possession, of the prospectus then covering such Registrable Securities current at the time of receipt of such notice, and, in the event no registration statement has yet been filed, all drafts of the prospectus covering such Registrable Securities. In the event the Company shall give any such notice, the periods mentioned in Section 2.3(a)(ii)(B) shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of any Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 2.3(a)(ix);

                    (v)       upon receipt of any notice
from the Company of the happening of any event of the kind described in Section 2.3(a)(vii)(C), forthwith discontinue disposition of the Registrable Securities pursuant to the registration statement covering such Registrable Securities until the stop order suspending the effectiveness of a registration statement referred to in Section 2.1 or 2.2 has been withdrawn and, if so directed by the Company, deliver to the Company all copies, other than permanent file copies then in each such seller's possession, of the prospectus then covering such Registrable Securities current at the time of receipt of such notice;

                    (vi)      upon receipt of any notice
from the Company of the happening of any event of the kind described in Section 2.3(a)(vii)(E), forthwith discontinue disposition of the Registrable Securities pursuant to the registration statement covering such Registrable Securities in the jurisdiction in which qualification of the Registrable Securities for sale in any jurisdiction has been suspended, until the lifting of such suspension; and

                    (vii)     upon receipt of a Delay Notice
with respect to sales of Registrable Securities pursuant to a registration statement that has become effective, discontinue disposition of such Registrable Securities until such seller receives a Resumption Notice, or a new registration statement with respect thereto has become effective.

          Section 2.4.  Preparation; Reasonable
Investigation. In connection with the preparation and filing of each registration statement registering Registrable Securities under the Securities Act, the Company shall give Mutual and its underwriters, if any, and their respective counsel and accountants, subject to being bound by a customary confidentiality agreement, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the SEC, and each amendment thereof or supplement thereto and include therein material, furnished to the Company in writing, which in the judgment of Mutual, subject to the consent of the Company (which shall not be unreasonably withheld), should be included, and shall give Mutual and its counsel and accountants such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have issued a report on its financial statements as shall be necessary, in the reasonable opinion of Mutual and such underwriters or their respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

          Section 2.5. Indemnification. (a) In the event of any registration of any securities of the Company under the Securities Act pursuant to Section 2.1 or 2.2, the Company shall, and it hereby does, indemnify and hold harmless, to the extent permitted by law, the seller of any Registrable Securities covered by such registration statement, its directors, officers or general and limited partners, Affiliates (as so defined in the Securities Act) or agents (and directors, officers and agents thereof), each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such seller or any such underwriter within the meaning of the Securities Act, as follows:

                    (i)       against any and all loss,
liability, claim, damage or expense whatsoever, joint or several, as incurred, arising out of or based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such securities are registered (or any amendment or supplement thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of an untrue statement or alleged untrue statement of a material fact contained in any preliminary, final or summary prospectus (or any amendment or supplement thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

                    (ii)      against any and all loss,
liability, claim, damage and expense whatsoever, joint or several, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company, which consent shall not be unreasonably withheld or delayed; and

                    (iii)     against any and all expense,
as incurred (including reasonable fees and disbursements of counsel), joint or several, reasonably incurred by them in connection with investigating, preparing or defending against any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under
Section 2.5(a)(i) or Section 2.5(a)(ii);

provided, however, that this indemnity does not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by such underwriter or seller of Registrable Securities expressly for use in the preparation of any registration statement (or any amendment thereto) or any preliminary prospectus or prospectus (or any amendment or supplement thereto); and provided, further, that the Company shall not be liable to (i) any Person who participates as an underwriter in the offering or sale of Registrable Securities or any other Person, if any, who controls such underwriter within the meaning of the Securities Act or (ii) any seller of Registrable Securities, under the indemnity agreement in this Section 2.5(a), with respect to any preliminary prospectus or the final prospectus as amended or supplemented, as the case may be, to the extent that any such loss, claim, damage or liability of such underwriter or controlling Person, or seller of Registrable Securities, results from the fact that such underwriter or such seller sold Registrable Securities to a Person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the final prospectus or of the final prospectus as then amended or supplemented, whichever is most recent, if the Company has previously furnished copies thereof to such underwriter or seller. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or any such director, officer, general or limited partner, underwriter or controlling person and shall survive the transfer of such securities by such seller.

          (b) The Company may require, as a condition to including any Registrable Securities in any registration statement filed pursuant to Section 2.1 or 2.2, that the Company shall have received an undertaking reasonably satisfactory to it from each prospective seller of such Registrable Securities and any underwriter of such Registrable Securities to indemnify and hold harmless (in the same manner and to the same extent as set forth in
Section 2.5(a)) the Company and its directors, officers and controlling persons, and all other prospective sellers and their respective directors, officers, general and limited partners, managing directors, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such seller or underwriter specifically stating that it is for use in the preparation of such registration statement, preliminary, final or summary prospectus or amendment or supplement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company, any prospective seller, or any underwriter, as the case may be, or any of their respective directors, officers, controlling Persons, general or limited partners or managing directors and shall survive the transfer of such securities by such seller or underwriter. In no event shall the liability of any seller of Registrable Securities hereunder be greater in amount than the dollar amount of the gross proceeds received by such seller upon the sale of the Registrable Securities giving rise to such indemnification obligation.

          (c) Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding (including any governmental investigation) involving a claim within the scope of Section 2.5(a) or (b), such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action or proceeding; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of any liability which it may have under this Section 2.5 except to the extent it has been prejudiced in a material respect or from any liability it may have otherwise than on account of this indemnity agreement. In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and to the extent it may select by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party. Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such action, (ii) the indemnifying party shall not have employed counsel to take charge of the defense of such action within a reasonable time after notice of commencement of the action, or (iii) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying party. Anything in this Section 2.5 to the contrary notwithstanding, the indemnifying party shall not be liable for any settlement of any claim or action effected without its written consent; provided, however, that such consent was not unreasonably withheld.

          (d)  The Company and each seller of Registrable
Securities shall provide for the foregoing indemnity (with appropriate modifications) in any underwriting agreement with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the Securities Act.

          Section 2.6. Contribution. To provide for just and equitable contribution in circumstances under which the indemnity contemplated by Section 2.5 is for any reason unavailable to, or insufficient to hold harmless, an indemnified party although applicable in accordance with its terms, the Company, the sellers of Registrable Securities and any underwriters shall contribute to the aggregate losses, liabilities, claims, damages and expenses, of the nature contemplated by such indemnity agreement, incurred by the Company, any seller of Registrable Securities and one or more of the underwriters, except to the extent that contribution is not permitted under Section 11(f) of the Securities Act. In determining the amount of contribution to which the respective parties shall be entitled, there shall be considered the relative benefits received by each party from the offering of the Registrable Securities (taking into account the portion of the proceeds of the offering realized by each), the parties' relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission and any other equitable considerations appropriate under the circumstances. The Company and each seller of Registrable Securities shall agree with each other and the underwriters of the Registrable Securities, if requested by such underwriters, that it would not be equitable if the amount of such contribution were determined by pro rata or per capita allocation (even if the underwriters were treated as one entity for such purpose) or for the underwriters' portion of such contribution to exceed the percentage that the underwriting discount bears to the offering price of the Registrable Securities. Notwithstanding the foregoing, the liability of any seller of Registrable Securities for contribution shall not be greater in amount than the difference between the dollar amount of the gross proceeds received by such seller upon the sale of the Registrable Securities giving rise to such contribution obligation and all amounts previously contributed by such seller with respect to such losses, liabilities, claims, damages and expenses. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. For purposes of this Section 2.6 each person, if any, who controls an underwriter within the meaning of Section 15 of the Securities Act shall have the same rights to contribution as such underwriter, and each director and each officer of the Company who signed the registration statement, and each person, if any, who controls the Company or a seller of Registrable Securities within the meaning of
Section 15 of the Securities Act shall have the same rights to contribution as the Company or a seller of Registrable Securities, as the case may be.

          Section 2.7. Nominees of Beneficial Owners. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election, be treated as the seller for purposes of any request or other action by a seller pursuant to this Agreement. If the beneficial owner of any Registrable Securities so elects to be treated as the seller, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

          Section 2.8. Restrictions on Sale of Securities by the Company and Others. The Company agrees not to effect any public or private offer, sale or distribution of any class or series of its capital stock or of any of its debt securities, including a sale pursuant to Regulation D under the Securities Act, during the 10-day period prior to, and during the 90-day period beginning on the effectiveness of any Registration Statement filed under Section 2.1 hereof to the extent timely notified in writing by Mutual or by the managing underwriter or underwriters (except as part of such registration, if permitted, or pursuant to registrations on Forms S-4 or S-8 or any successor form to such forms, any employee stock option plan, stock ownership plan, stock bonus plan, stock compensation plan or dividend reinvestment plan of the Company in effect at the date of execution of any underwriting agreement with respect to such underwritten registration, and except that the Company may issue any capital stock issuable upon the conversion of securities or the exercise of warrants outstanding at the date of such underwriting agreement).


ARTICLE III

OTHER TRANSFERS


          Section 3.1. Removal of Restrictive Legends. The Company agrees to take such action as any seller of a Registrable Security may reasonably request, all to the extent required from time to time to enable such seller of a Registrable Security to sell such security without registration under the Securities Act within the limitations of the exemptions provided by Rule 144 or any similar rule or regulation adopted by the SEC, including, without limitation, issuing certificates representing such Registrable Securities without the legends described in
Section 10.4 of the Subscription Agreement.

ARTICLE IV

MISCELLANEOUS


          Section 4.1.  Effectiveness.  This Agreement shall
become effective upon execution by each of the parties hereto.

          Section 4.2.  Submission to Jurisdiction; Consent
to Service of Process.

          (a) The parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

          (b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the mailing of a copy thereof in accordance with the provisions of Section 4.5 hereto.

          Section 4.3.  Specific Enforcement; Other
Remedies.

          (a) Each party hereto acknowledges and agrees that this Agreement is an integral part of the transactions contemplated in the Subscription Agreement and that the other party hereto would be irreparably damaged in the event that any of the provisions of this Agreement were not performed by such party hereto in accordance with their specific terms or were otherwise breached. It is accordingly agreed that either party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically its terms and provisions in any court of the United States or of any state or territory within the United States having jurisdiction over such party; but such nonperformance or breach shall not entitle the non-breaching party to terminate this Agreement. This remedy is in addition to any other remedy to which each party may be entitled at law or equity.

          (b)  The parties further agree to waive any
requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or equitable relief.

          Section 4.4.  Severability.  If any term,
provisions covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          Section 4.5. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally, telecopied or three days after being mailed by registered mail, return receipt requested, to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

          If to Hexcel, to:

               Hexcel Corporation
               5794 W. Las Positas Boulevard
               Pleasanton, California  94578
               Attention:  Rodney P. Jenks, Esq.
               Facsimile:  (510) 734-8611

          With a copy to:

               Kronish, Lieb, Weiner & Hellman
               1114 Avenue of the Americas
               New York, New York  10036
               Attention:  Chet F. Lipton, Esq.
               Facsimile:  (212) 479-6275

          If to Mutual, to:

               Mutual Series Fund, Inc.
               51 John F. Kennedy Parkway
               Short Hills, New Jersey  07078
               Attention:  Peter Langerman
               Facsimile:  (201) 912-0147

          With a copy to:

               Weil, Gotshal & Manges
               767 Fifth Avenue
               New York, New York  10153
               Attention:  Ronald F. Daitz, Esq.
               Facsimile:  (212) 310-8007

All notices are effective upon receipt or upon refusal if properly delivered.

The names and addresses may be changed by written notice to each person listed above.

          Section 4.6. Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the transactions contemplated hereby. This agreement supersedes all prior agreements and understandings among any of the parties hereto with respect to its subject matter.

          Section 4.7.  Amendments.  This Agreement may be
amended only by written agreement of the Company and Mutual.

          Section 4.8.  Descriptive Headings; References.
The descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement. References herein to any Section are to such Section contained in this Agreement.

          Section 4.9.   Governing Law.  This Agreement
shall be governed by and construed in accordance with the law of the State of New York without giving effect to the principles of conflict of laws thereunder.

          Section 4.10.  Successors and Assigns.  This
Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of each party, provided, however, that the Company may not assign its obligations hereunder. Subsequent holders of Registrable Securities shall be entitled to the benefits of
Section 2.2 to the extent provided therein and, at such time as Mutual does not beneficially own any Registrable Securities, the holders of a majority of Registrable Securities shall be entitled to exercise and to have the benefit of Mutual's rights under this Agreement provided that, in each case, each such subsequent holder agrees to be bound by the terms hereof and provides a copy of such agreement to the Company. Notwithstanding anything to the contrary in this Agreement, the Company shall have no obligation to furnish information or provide notices to any seller of Registrable Securities (other than Mutual) unless the Company shall have received a copy of such agreement from such seller.

          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                              HEXCEL CORPORATION



By:___________________________
                                 Name:
                                 Title:


MUTUAL SERIES FUND, INC.



By:___________________________
                                 Name:
                                 Title:

EXHIBIT D



JOINT FILING AGREEMENT


In accordance with Rule 13d-1(f) under the Securities
Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 8th day of August, 1994.



HEINE SECURITIES CORPORATION


By:  /s/ Michael F. Price
         President




MICHAEL F. PRICE


/s/ Michael F. Price